This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on June 20, 2024, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CURANEX PHARMACEUTICALS INC

(Exact name of registrant as specified in its charter)

Nevada	2834	83-0741390
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2 Jericho Plaza, Suite 101B

Jericho, NY 11753

(718) 673-6060

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Jun Liu

Chief Executive Officer

Curanex Pharmaceuticals Inc

2 Jericho Plaza, Suite 101B

Jericho, NY 11753

(718) 673-6060

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Crone, Esq.	Huan Lou, Esq.
Joe Laxague, Esq.	David Manno, Esq.
The Crone Law Group, P.C.	Sichenzia Ross Ference Carmel LLP
420 Lexington Avenue, Suite 2446	1185 Avenue of the America, 31st Floor
New York, New York 10710	New York, NY 10036
Telephone: (775) 234-5221	Telephone: (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our interim unaudited financial statements for the period ended March 31, 2024. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

The interim financial statements are not included in this preliminary prospectus and such financial statements will be included in a future amendment.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS	DATED ____, 2024

           Shares of Common Stock

[*]

CURANEX PHARMACEUTICALS INC

This is a firm commitment initial public offering (the “Offering”) of             shares (the “Shares”) of common stock, $0.0001 par value per share (the “Common Stock”) of Curanex Pharmaceuticals Inc, a Nevada corporation (the “Company,” “Curanex,” “we,” “us” or “our”). We anticipate that the Offering will be approximately in the range of $5 million to $30 million in gross proceeds and that the initial public offering price of our Common Stock will be between $            and $            per share.

Prior to this Offering, there was no public market for our Common Stock. The public offering price of the shares of Common Stock in this Offering is assumed to be $            , the midpoint of an estimated price range of $             to            . We have applied to have our Common Stock listed on The Nasdaq Capital Market under the symbol “            ,” which listing is a condition to this Offering. There can be no assurance that we will be successful in listing our Common Stock on The Nasdaq Capital Market.

Our founders, Dian Ying Jing and Chang Liu, together with our Chief Executive Officer and President, Jun Liu, all of whom are members of the same family, beneficially own approximately 80% of the outstanding shares of Common Stock as of the date of this prospectus and will own approximately            % of our outstanding voting stock after this Offering. They also beneficially own 100% of Series A Preferred Stock (“Series A Preferred Stock”) as of the date of this prospectus that provide them with 40% of the voting power of our equity voting stock. To the extent that these individuals agree to vote their shares together with regard to the election of directors, we will be deemed a “controlled company” under the corporate governance standards for Nasdaq listed companies, and for so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of The Nasdaq Stock Market LLC (“Nasdaq”).

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our Common Stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an emerging growth company and a smaller reporting company under the federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our Common Stock involves a high degree of risk.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)(2)	$	$
Proceeds to us (before expenses)	$	$

(1)	Represents underwriting discount and commissions equal to $ per share.

(2)	Does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of the Offering, payable to Revere Securities LLC, as representative of the underwriters (the “Representative”), or the reimbursement of certain expenses of the underwriters. See “Underwriting” beginning on page 83 of this prospectus for additional information regarding underwriting compensation.

In addition to the underwriting discounts listed above and the non-accountable expense allowance described in the footnote, we have agreed to issue upon the closing of the Offering to the Representative, warrants that will expire on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part, entitling the Representative to purchase 2% of the number of shares of Common Stock sold in the Offering (excluding shares of Common Stock sold to cover over-allotments, if any) (the “Representative Warrants”). The registration statement of which this prospectus is a part also covers the Representative Warrants and the shares of common stock issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 83.

We have granted the Representative an option, exercisable within 45-days after the closing of the Offering, to purchase an additional 15% of the total number of shares of our Common Stock sold in the Offering at the initial public offering price solely for the purpose of covering over-allotments, if any (the “Over-allotment Option”).

The underwriters expect to deliver our shares to purchasers in the Offering on or about ______________, 2024.

Sole Book Running Manager

Revere Securities LLC

Prospectus dated ______________, 2024

Through and including ______________ 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriters, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

For investors outside the United States: Neither we nor the underwriters have taken any action that would permit the Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the Offering of the securities covered hereby and the distribution of this prospectus outside of the United States.

The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

Neither we nor the underwriters have done anything that would permit the Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, the Offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto, in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Except as otherwise indicated, references to “we,” “us,” “our” and the “Company” refer to Curanex Pharmaceuticals Inc., New York corporation, prior to the reincorporation from New York to Nevada, and to Curanex Pharmaceuticals Inc, a Nevada corporation, following that reincorporation.

Corporate History and Recent Development

Curanex was originally incorporated under the laws of the State of New York on June 1, 2018 under the name “Durand Damiel Health Inc,” focusing on research and development (R&D) of health products and botanical medicines. On October 24, 2023, the Company changed its name to “Fordman Pharma Inc.,” and on November 9, 2023, the Company changed its name to Curanex Pharmaceuticals Inc and changed its focus on discovering, developing and commercializing innovative botanical drugs for major unmet needs to treat patients suffering from inflammatory diseases.

On April 15, 2024, the Company entered into a subscription agreement (the “Subscription Agreement”) with an investor (the “Investor”) pursuant to which the Investor agreed to purchase shares of our Common Stock representing 0.1% of the total outstanding   number of our Common Stock following the Offering for the purchase price of $200,000.

On June 10, 2024, Curanex Pharmaceuticals Inc., a New York corporation (“Curanex NY”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Curanex Pharmaceuticals Inc, a newly formed Nevada corporation and a wholly owned subsidiary of Curanex NY (the “Surviving Corporation”), pursuant to which, on the same date, Curanex NY, as parent in this transaction, merged with and into the Surviving Corporation (the “Reincorporation”). Upon the consummation of the Reincorporation, Curanex NY ceased its legal existence as a New York corporation, and the Surviving Corporation continued business of Curanex NY as the surviving corporation in the Reincorporation under the name “Curanex Pharmaceuticals Inc” succeeding all our rights, assets, liabilities and obligations, except that our affairs ceased to be governed by the New York Business Corporation Law and became subject to the Nevada Revised Statutes.

On June 17, 2024, we entered into an Asset Purchase Agreement and Plan of Reorganization (the “Asset Purchase Agreement”) with Duraviva Pharma Inc (“Duraviva”), a New York corporation, and an entity in which our majority shareholders, including its President and members of the President’s immediate family, also majority shareholders and officers and directors, and on the same date, closed the transactions contemplated by the Asset Purchase Agreement (the “Closing”). Upon the Closing, Duraviva transferred and assigned to the Company four (4) provisional patent applications and its 8 research and development animal studies and reports and the rights to use the studies for further R&D, clinical and commercial purposes (the “IP Assets”). In consideration for $730,000 and the transfer and assignment of the IP Assets by Duraviva, constituting all or substantially all the assets of Duraviva, the Company issued an aggregate of 39,000,000 shares of Common Stock to Duraviva’s shareholders, pro-rata to their beneficial ownership in Duraviva. Pursuant to the terms of the Asset Purchase Agreement, Duraviva intends to liquidate, distribute out its remaining assets, as promptly as reasonably possible after the Closing, and to dissolve under the laws of its incorporation.

Business Overview

Curanex is a developing pharmaceutical company dedicated to discovering, developing and commercializing innovative botanical drugs to treat patients suffering from inflammatory diseases. Our mission is to address significant unmet medical needs and improve patients’ lives by harnessing the power of natural substances. We are dedicated to discovering, developing and commercializing botanical medicines for treating patients with immune and inflammatory diseases and offer hope to patients with unmet clinical needs in various fields, such as autoimmune diseases, metabolic diseases and viral infections.

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Our founders and related research personnel have been devoted to natural substances (“phytomedicine”) since 1996. They have leveraged their deep understanding of natural substances and cutting-edge technologies to develop a proprietary platform for identifying, extracting and optimizing novel anti-inflammatory compounds from medicinal plants. This platform enables us to create a pipeline of botanical drug candidates with unique mechanisms of action and superior efficacy compared to existing treatments.

Our lead drug candidate, Phyto-N, is a proprietary botanical extract that harnesses the potent anti-inflammatory properties of a medicinal plant with a long history of human use. Phyto-N is an extract from a single plant with well-defined chemical components and pharmacological activities. Phyto-N has demonstrated promising efficacy in animal models of multiple inflammatory diseases and has a long history of safe use in traditional medicine. We will prioritize the development of Phyto-N and its active compounds, conducting further preclinical and clinical studies to validate its therapeutic potential and safety profile. By advancing Phyto-N as our lead candidate, we aim to establish proof-of-concept for our botanical drug development platform and generate value for our stockholders. By harnessing the multi-target potential of Phyto-N, we aim to bring life-changing therapies to patients who currently have limited or no effective treatment options. Our comprehensive drug development pipeline encompasses seven core indications: ulcerative colitis, atopic dermatitis, COVID-19, diabetes, nonalcoholic fatty liver disease (NAFLD), gout and acne. As we advance these programs through clinical development and regulatory approvals, we believe Phyto-N has the potential to become a blockbuster drug that can transform the lives of millions of patients worldwide. Moreover, Phyto-N’s therapeutic versatility and excellent safety profile open opportunities for label expansion, combination therapies and long-term disease management.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the federal securities laws. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

●	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements;

●	extended transition periods for complying with new or revised accounting standards;

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to any required unaudited interim financial statements in this prospectus; and

●	reduced disclosures regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (ii) the date on which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, (the “Exchange Act”); (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of the Offering occurs. We may choose to take advantage of some, but not all, exemptions afforded to emerging growth companies. We currently intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We will take advantage of the extended transition period for complying with any new or revised financial account standards provided pursuant to Section 7(a)(2)(B).

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Implications of Being a Smaller Reporting Company

We are also a “smaller reporting company,” as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until the end of the fiscal year in which (i) we have a public common equity float of more than $250 million or (ii) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

Controlled Company

Our founders, Dian Ying Jing and Chang Liu, together with our Chief Executive Officer and President, Jun Liu, all of whom are members of the same family, beneficially own approximately 80% of the outstanding shares of Common Stock as of the date of this prospectus and will own approximately                % of our outstanding voting stock after this offering. They also beneficially own 100% of Series A Preferred Stock as of the date of this prospectus that provide them with 40% of the voting power of our equity voting stock. To the extent that these individuals agree to vote their shares together with regard to the election of directors, we will be deemed a “controlled company” under the corporate governance standards for Nasdaq listed companies and for so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq.

For so long as we are a controlled company under that definition, we are permitted to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our Board must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive offices are located at 2 Jericho Plaza, Suite 101B, Jericho, NY 11753. Our telephone number is (718) 673-6060. Once our Offering is complete, we intend to develop our website and make it operational.

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THE OFFERING

The following summary of the Offering contains basic information about the offering and Common Stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Common Stock, please refer to the section of this prospectus entitled “Description of Securities”.

Securities offered by us:	shares of Common Stock

Common Stock outstanding before this Offering:(1)	40,000,000 shares

Common Stock to be outstanding immediately after this Offering:(2)	shares

Underwriter compensation:

In connection with this Offering, we agreed to pay to Revere Securities LLC a cash fee equal to seven (7%) of the gross proceeds from the sale of the Shares in the Offering. In addition, we have agreed to: (i) pay advisory fees to the Representative in connection with the Offering in the amount of $100,000; (ii) reimburse the Representative for fees and expenses of legal counsel and other out-of-pocket expenses incurred in connection with this offering up to $200,000; (iii) reimburse the Representative for certain additional accountable expenses; and (iv) indemnify the underwriters for certain liabilities in connection with this Offering. See “Underwriting.”

We also have agreed to issue to the Representative warrants to purchase up to two percent (2.0%) of the total number of shares of Common Stock sold in the Offering (other than the over-allotment). The warrants exercisable at a price per share equal to 115% of the Offering price offered to the public, for nominal consideration at any time and from time to time, in whole or in part, commencing six (6) months after the effective date of the registration statement related to the Offering, and will expire five (5) years after the effective date of such registration statement.

Option to purchase additional shares:	We have granted the Representative an option, exercisable at any time and from time to time, in whole or in part, within 45 days after the closing of this Offering to purchase up to an additional 15% of the number of Common Stock sold in this Offering at the initial public offering price solely for the purpose of covering over-allotments, if any.

Use of proceeds:	We expect to receive approximately $ in net proceeds from the sale of our Common Stock offered by us in this Offering (approximately $ if the underwriters exercise their Over-allotment Option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds received from this offering for general and working capital purposes, including but not limited to investing in research and development, including in our technology, and for other working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy:	Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors (“Board”) out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for the development of our business. Any future disposition of dividends will be at the discretion of our Board and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements and other factors.

Risk factors:	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 5 of this prospectus before deciding whether or not to invest in our securities.

Proposed ticker symbol:	We intend to apply to list our Common Stock on The Nasdaq Capital Market, subject to official notice of issuance, under the symbol “ .” No assurance can be given that our applications will be approved, or that a trading market will develop for our Common Stock. If our application is not approved, we will not continue with this Offering.

Transfer agent:	Vstock Transfer, LLC.

Lock-ups:	Our directors, officers and holders of five percent (5%) or more of our outstanding securities have agreed with the underwriters, subject to certain exceptions, not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Stock for a period of 180 days after the completion of this offering. See “Underwriting.”

(1)	Based on 40,000,000 shares of Common Stock issued and outstanding as of , 2024.

(2)	Includes shares issuable pursuant to the Subscription Agreement to the Investor immediately prior to the closing of this Offering.

Except as otherwise indicated, all information in this prospectus assumes that:

●	no shares of Common Stock have been issued pursuant to the Subscription Agreement;

●	no shares of Common Stock have been issued pursuant to any warrants or options;

●	no shares of Common Stock have been issued pursuant to the Representative’s Over-allotment Option; and

●	no shares of Common Stock have been issued pursuant to the Representative Warrants.

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our Common Stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Business

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history on which to base an evaluation of its business and prospects. We are subject to all the risks inherent in a small company seeking to develop, market and distribute new services, particularly companies in evolving markets such as the pharmaceutical industry. The likelihood of our success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products and services in a competitive environment. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.

If we fail to raise capital when needed it will have a material adverse effect on our business, financial condition and results of operations.

We have a very limited revenue-producing operation and will require the proceeds from this offering to execute our full business plan. We believe the proceeds from this Offering will be sufficient to develop our initial plans. However, we can give no assurance that all, or even a significant portion of these shares will be sold or, that the money raised will be sufficient to execute our entire business plan. Further, no assurance can be given if additional capital is needed as to how much additional capital will be required or that additional financing can be obtained, or if obtainable, that the terms will be satisfactory to us, or that such financing would not result in a substantial dilution of shareholder’s interest. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. If adequate funds are not obtained, we may be required to reduce, curtail or discontinue operations.

Risks Related to Protection of Intellectual Property Rights

If we are unable to successfully develop and commercialize Phyto-N, our ability to sustain future operations will be significantly diminished.

We are currently developing only one drug, Phyto-N, an extract from a single plant with well-defined chemical components and pharmacological activities. Although we obtained several applications for provisional patents related to Phyto-N, we cannot guarantee that we will be successful in obtaining patents upon expirations of provisional patents and that our effort to successfully develop and obtain commercialization of Phyto-N will be successful. If we are unable to develop successfully and commercialize Phyto-N, we may be required to cease or reduce our operations.

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Any failure in our clinical trials could impair the commercial prospects for our development of Phyto-N.

Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. If we experience delays in the testing or approval process or need to perform more or larger clinical trials than originally planned, our commercial prospects for Phyto-N may be impaired and we may be required to cease or reduce our operations.

Our success is largely dependent on our ability to obtain and maintain patent protection and preserve trade secrets, which cannot be guaranteed.

The future success of our business is dependent upon the intellectual property rights surrounding the technology, including registration of patents, trade secrets, know-how and continuing technological innovation. Although we will seek to protect our proprietary rights, our actions may be inadequate to protect any proprietary rights or to prevent others from claiming violations of their proprietary rights. Litigation or other legal proceedings may be necessary to defend against claims of infringement. Such litigation could result in substantial costs and diversion of our management’s attention.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. On June 17, 2024, we acquired the IP Assets from Duraviva, including the exclusive license to use certain rights of Duraviva. This includes assignment of the four provisional patent applications. A provisional patent application only lasts 12 months and essentially acts as a placeholder. Unless we convert these provisional patent applications into full non-provisional applications during that 12-month window before their expiration, we could lose patent protections with respect to these provisional patents. Moreover, applications and patents may also be opposed or challenged by third parties. As patent applications in the United States are maintained in secrecy until published or issued and as publication of discoveries in the scientific or patent literature often lag behind the actual discoveries, we cannot be certain that there are no other pending patent applications or issued patents from other parties. Additionally, the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability cannot be predicted. We cannot be sure that we will be successive in obtaining and maintaining effective patent protection for the technologies underlying Phyto-N and successfully defending patent rights in those technologies against third-party challenges.

Effective patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed. There can be no assurance that other companies are not investigating or developing other technologies that are similar to our technology. If the protection of proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished. Any of these events could have an adverse effect on our business and financial results.

Claims by other companies that we infringe on their proprietary technology may result in liability for damages or stop our development and commercialization efforts.

The pharmaceutical industry is highly competitive, and patents have been applied for by, and issued to, other parties relating to products competitive with Phyto-N. This may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. Furthermore, to the extent that we or our respective consultants or research collaborators use intellectual property owned by others in work performed for us, disputes may also arise as to the rights in such intellectual property or in resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties.

We cannot be sure that any license required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licenses may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.

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We may be subject to substantial costs stemming from our defense against third-party intellectual property infringement claims.

Third parties may assert that we are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is not adverse to us. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or any third-party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms or at all.

A majority of our directors are officers and/or directors of Duraviva which may create a conflict of interest.

Our Chief Executive Officer, director and President, Jun Liu, is also the President of Duraviva. His wife, Dian Ying Jing, who is our director and Secretary is also a director of Duraviva. The Chief Executive Officer and member of Chief Executive Officer’s immediate family owns a majority of the voting power of the Company and Duraviva. Simultaneous service as our directors and officers and serving on the board of directors of Duraviva or serving as officers of Duraviva can create, or appear to create, a conflict of interest, when such directors or officers are presented with decisions that could have different implications for us and for Duraviva.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

There is no assurance we will be profitable.

There is no assurance that we will earn profits in the future, or that profitability will be sustained. There is no assurance that future revenues will be sufficient to generate the funds required to continue our business development and marketing activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our drug research and development efforts or forego certain business opportunities.

We may not have the ability to manage its growth.

We anticipate that significant expansion will be required to address potential growth in its customer base and market opportunities. Our anticipated expansion is expected to place a significant strain on our management, operational and financial resources. To manage any material growth of its operations and personnel, we may be required to improve existing operational and financial systems, procedures and controls and to expand, train and manage its employee base. There can be no assurance that our planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that our management will be able to successfully identify, manage and exploit existing and potential market opportunities. Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in additional expenditures and inefficient use of existing human and capital resources or we otherwise may be forced to grow at a slower pace that could impair or eliminate our ability to achieve and sustain profitability. If we are unable to manage growth effectively, our business, prospects, financial condition and results of operations may be materially adversely affected.

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We may engage in acquisition activity, which could have adverse effects on its business.

If appropriate opportunities present themselves, we intend to acquire businesses, technologies, platforms, services, or products that we believe are strategic. We currently have no understandings, commitments or agreements with respect to any material acquisition and no material acquisition is currently being pursued. There can be no assurance that we will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with our current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our business, results of operations and financial condition. Any such future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which might not be available on terms favorable to us, or at all, and such financing, if available, might be dilutive.

We will rely on third parties for the manufacturing of our clinical drug supplies, and we may face various risks and uncertainties based on our dependence on these manufacturers, which may impair the development of our drug candidates.

We have no ability to internally manufacture the drug candidates that we need to conduct our clinical trials for the products that we acquire. For the foreseeable future, we expect to continue to rely on third-party manufacturers and other third parties to produce, package and store sufficient quantities of our drug candidates and any future drug candidates for use in our clinical trials. We may face various risks and uncertainties in connection with our reliance on third-party manufacturers, including:

●	reliance on third-party manufacturers for regulatory compliance and quality assurance;

●	the possibility of breach of the manufacturing agreement by the third-party manufacturer because of factors beyond our control;

●	the possibility of termination or nonrenewal of our manufacturing agreement by the third-party manufacturer at a time that is costly or inconvenient for us;

●	the potential that third-party manufacturers will develop know-how owned by such third-party manufacturer in connection with the production of our drug candidates that is necessary for the manufacture of our drug candidates; and

●	reliance on third-party manufacturers to assist us in preventing inadvertent disclosure or theft of our proprietary knowledge.

Phyto-N may be complicated and expensive to manufacture. If our third-party manufacturers fail to deliver our drug candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, we may be required to delay or suspend clinical trials or otherwise discontinue development of our drug candidates. While we may be able to identify replacement third-party manufacturers or develop our own manufacturing capabilities for these drug candidates, this process would likely cause a delay in the availability of our drug candidates and an increase in costs. In addition, third-party manufacturers may have a limited number of facilities in which our drug candidates can be manufactured, and any interruption of the operation of those facilities due to events such as equipment malfunction or failure or damage to the facility by natural disasters could result in the cancellation of shipments, loss of product in the manufacturing process or a shortfall in available drug candidates.

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We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We are, and will be, heavily dependent on the skill, acumen and services of our management and other employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

Risk of litigation.

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money, and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs. We do not own any patents, and, therefore, may be unable to deter competitors or others from pursuing patent or other intellectual property infringement claims against us.

The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results or operations and reputation.

Risks Related to the Regulation of Our Business and Products

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of pre-clinical studies and early clinical studies, if any are commenced, of our product candidates may not be predictive of the results of later-stage clinical studies. Product candidates that have shown promising results in early-stage clinical studies may still suffer significant setbacks in subsequent advanced clinical studies. There is a high failure rate for drugs proceeding through clinical studies, and product candidates in later stages of clinical studies may fail to show the desired safety and efficacy traits despite having progressed satisfactorily through preclinical studies and initial clinical studies. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. We do not know whether any Phase I, Phase II, Phase III (if any) or other clinical studies we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain regulatory approval to market our product candidates.

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The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the U.S. Food and Drug Administration (“FDA”) and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical studies and depends upon numerous factors. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for any product candidate, including Phyto-N, and it is possible that our lead candidate, Phyto-N, or any product candidates we may seek to develop in the future will not ever obtain regulatory approval.

Applications for Phyto-N and our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

●	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s safety-benefit ratio for its proposed indication is acceptable;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical studies;

●	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, in the United States or elsewhere;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We are heavily dependent on the success of Phyto-N, our lead product candidate, Phyto-N. We cannot give any assurance that Phyto-N will proceed to clinical development or that it will receive regulatory approval, which is necessary before we can commercialize it.

We have not submitted marketing applications to the FDA or comparable foreign regulatory authorities. We cannot be certain that our lead product candidate, Phyto-N or any other of our product candidates will be successful in clinical studies or receive regulatory approval or what regulatory pathway the regulatory authorities shall designate for our product candidates. Further, our product candidates may not receive regulatory approval even if they are successful in clinical studies. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

We plan to seek regulatory approval to commercialize Phyto-N in the United States and foreign countries. To obtain regulatory approvals we must comply with the numerous and varying regulatory requirements of such countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our revenue and results of operations would be negatively affected.

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We may encounter substantial delays in our clinical studies, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time consuming and uncertain as to the outcome. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing, and our future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include but are not limited to:

●	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of human clinical studies;

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	imposition of a clinical hold by regulatory agencies, after review of an investigational new drug (“IND”) application, or equivalent application, or an inspection of our clinical study operations or study sites;

●	delays in recruiting suitable patients to participate in our clinical studies;

●	difficulty collaborating with patient groups and investigators;

●	failure by our CROs, other third parties or us to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s Good Clinical Practices, or GCP, requirements, or applicable regulatory guidelines in other countries;

●	delays in having patients complete participation in a study or return for post-treatment follow-up;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	clinical studies of our product candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical studies or abandon product candidate development programs; and

●	delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical studies or the inability to do any of the foregoing.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue. We may also be required to conduct additional safety, efficacy and comparability studies before we will be allowed to start clinical studies with our repurposed drugs. Clinical study delays could also shorten any periods during which our product candidates have patent protection and may allow our competitors to bring product candidates to market before we do, which could impair our ability to obtain orphan exclusivity and successfully commercialize our product candidates and may harm our business and results of operations.

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We face risks related to compliance with corporate governance laws and financial reporting standards.

We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform.

Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise have an adverse effect on our reputation and business. Further, public scrutiny of or complaints about technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we may collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems, and those of our third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination or misuse of critical or sensitive information. The increasing sophistication and frequency of cybersecurity threats, including targeted data breaches, ransomware attacks designed to encrypt our data for ransom and other malicious cyber activities, pose a significant risk to the integrity and confidentiality of our data systems. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

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Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results.

Our operations could be disrupted by geopolitical conditions, political and social instability, acts of war, terrorist activity or other similar events. In February 2022, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. In addition, the ongoing conflicts in the Middle East may further impact global economic conditions and market sentiments. This, in turn, could adversely affect the trading price of our shares of Common Stock and investor interest in us. The outcome of the Russia-Ukraine war and conflicts in the Middle East remain uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

Inflation may adversely affect our operations and financial results.

In periods of rising inflation, the cost of raw materials, components and labor essential for manufacturing our products may increase and as a consequence, our overall profit margin may be adversely affected.

Risks Relating to Ownership of Our Securities.

There is no active public trading market for our Common Stock and we cannot assure you that an active trading market will develop in the near future.

Our Common Stock is not quoted in the over-the-counter markets and is not listed on any stock exchange and there is currently no active trading in our securities. We will apply to have our Common Stock listed on The Nasdaq Capital Market under the symbol “             ,” which listing is a condition to this Offering. We cannot assure you that an active trading market for our Common Stock will develop in the future due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. We cannot give you any assurance that an active public trading market for our Common Stock will develop or be sustained. You may not be able to liquidate your shares quickly or at the market price if trading in our common stock is not active.

The public price of our Common Stock may be volatile, and could, following a sale decline significantly and rapidly.

The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our Common Stock at or above the price you paid in the offering, or at all. Following this Offering, the public price of our Common Stock in the secondary market will be determined by private buy and sell transaction orders collected from broker-dealers.

A possible “short squeeze” due to a sudden increase in demand of our Common Stock that largely exceeds supply may lead to price volatility in our Common Stock.

Following this Offering, investors may purchase our Common Stock to hedge existing exposure in our Common Stock or to speculate on the price of our Common Stock. Speculation on the price of our Common Stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our Common Stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Stock for delivery to lenders of our Common Stock. Those repurchases may in turn dramatically increase the price of our Common Stock until investors with short exposure are able to purchase additional shares of Common Stock to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our Common Stock that are not directly correlated to the performance or prospects of our Company and once investors purchase the shares of Common Stock necessary to cover their short position the price of our Common Stock may decline.

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Future sales of our Common Stock, or the perception that such sales may occur, may depress our share price, and any additional capital through the sale of equity or convertible securities may dilute your ownership in us.

We may in the future issue our previously authorized and unissued securities. We are authorized to issue 475,000,000 shares of Common Stock and 25,000,000 shares of blank check preferred stock with such designations, preferences and rights as determined by our Board. As of the date of this prospectus, we designed and issued 1,000,000 shares of Series A Preferred Stock. The potential issuance of additional shares of Common Stock and other series of preferred stock could result in the dilution of the ownership interests of the holders of our securities and may create downward pressure on the trading price, if any, of our Common Stock. The registration rights of certain of our stockholders and the sales of substantial amounts of our Common Stock following the effectiveness of the registration statement of which this prospectus is a part or other effective registration statements of the Company, or the perception that these sales may occur, could cause the market price of our Common Stock to decline and impair our ability to raise capital. These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. We also may grant additional registration rights in connection with any future issuance of our capital stock.

Our founders will continue to own a significant percentage of our Common Stock and our Series A Preferred Stock and will be able to exert significant control over matters subject to shareholder approval.

Our founders, Dian Ying Jing and Chang Liu, together with our Chief Executive Officer and President, Jun Liu, all of whom are members of the same family, beneficially own approximately 80% of the outstanding shares of Common Stock. They also beneficially own 100% of Series A Preferred Stock that provide them with 40% of the voting power of our equity voting stock. Upon the closing of this Offering, they will beneficially own approximately              % of the voting power of our outstanding voting stock, or approximately              % if the underwriter exercises its option to purchase additional shares of Common Stock from us in full. Therefore, even after this Offering, they will have the ability to substantially influence us through this ownership position. For example, they may be able to significantly influence elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. Their interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as they continue to own a significant amount of our equity, they will continue to be able to strongly influence or effectively control our decisions.

The requirements of being a public company.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

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We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We may not be able to satisfy the listing requirements of Nasdaq to maintain a listing of our Common Stock.

If our Common Stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our Common Stock, our Common Stock may be delisted. In addition, our Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Common Stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Stock. In addition, the delisting of our Common Stock could significantly impair our ability to raise capital.

There was no public market for our Common Stock prior to this Offering, and an active market in which investors can resell their shares may not develop.

Prior to this Offering, there was no public market for our Common Stock. All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our Common Stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions. We cannot predict the extent to which an active market for our Common Stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of our Common Stock.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Stock.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price.

We require significant financial resources to maintain our public reporting status. We cannot assure you that we will be able to maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Despite these controls, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, smaller reporting companies like us face additional limitations. Smaller reporting companies employ fewer individuals and can find it difficult to employ resources for complicated transactions and effective risk management. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to investigation by the SEC and civil or criminal sanctions.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

Upon becoming a fully public reporting company, we will be required to comply with the Sarbanes-Oxley Act and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. In the future, if our securities are listed on a national exchange, we may also be required to comply with marketplace rules and heightened corporate governance standards. Compliance with the Sarbanes-Oxley Act and other SEC and national exchange requirements will increase our costs and require additional management resources. We recently have begun upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act or if we fail to maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.

If we do not maintain adequate internal control over financial reporting, investors could lose confidence in the accuracy of our periodic reports filed under the Exchange Act. Additionally, our ability to obtain additional financing could be impaired or a lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

16

We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are not applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Upon the completion of this offering, our founders and the management will beneficially own voting stock that provides them with approximately                % of the voting power of our voting stock (approximately                % if the Over-allotment Option is exercised) and we will be a “controlled company” within the meaning of the listing rules of Nasdaq.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under the listing rules of Nasdaq.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our Board must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

17

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our Common Stock and do not anticipate paying cash dividends on our Common Stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our Board after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Nevada state law. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our Common Stock.

We will indemnify and hold harmless our officers and directors to the maximum extent permitted by Nevada law.

Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities to the fullest extent not prohibited by Nevada law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

Risks Related to this Offering

Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering and in ways that do not necessarily improve our results of operations or enhance the value of our Common Stock. Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for you.

If you purchase shares of Common Stock in this offering, you will incur immediate and substantial dilution in the book value of your common shares of Common Stock.

The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our Common Stock. Investors purchasing shares of Common Stock, in this Offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value of our Common Stock. As a result, investors purchasing shares of Common Stock in this offering will incur immediate dilution of $             per share, based on an assumed initial public offering price of $             per share based on the midpoint of the estimated price range set forth on the cover page of this prospectus, and our as adjusted pro forma net tangible book value as of March 31, 2024. The exercise of any outstanding options and warrants would result in additional dilution. As a result of this dilution, investors purchasing shares of Common Stock may receive significantly less than the purchase price paid in this offering in the event of liquidation. See “Dilution” for additional information.

18

Investors in this offering may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock. Investors purchasing our shares or other securities in the future could have rights superior to existing common stockholders, and the price per share at which we sell additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in future transactions may be higher or lower than the price per share in this Offering.

Sales of a significant number of shares of our Common Stock in the public markets, or the perception that such sales could occur, could depress the market price of our Common Stock.

Sales of a substantial number of shares of our Common Stock in the public markets could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Common Stock would have on the market price of our Common Stock.

Existing Shareholders may sell significant quantities of Common Stock.

Notwithstanding that certain officers and directors who are shareholders will sign lock-up agreements for a period of 180 days following the completion of this offering, they may have acquired their shares at a lower price than that of this Offering. Accordingly, they may be incentivized to sell all or part of their holdings as soon as any applicable transfer restrictions have ended and such sales could have a negative impact on the market price of our Common Stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Several analysts may cover our stock. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “aim,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our future financial performance, including our revenue, costs of revenue, operating expenses and profitability;

●	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

●	the availability of financing for smaller publicly traded companies like us; and

●	our ability to effectively manage our growth and future expenses.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by federal securities law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not take into account the effects of the worldwide coronavirus pandemic. Accordingly, those third-party projections may be overstated and should not be given undue weight. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

20

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $               (or approximately $               if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the Common Stock offered by us in this offering, based on an assumed public offering price of $               per share, which is the midpoint of the estimated range of $               to $               , and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering to conduct FDA-required good laboratory practice (“GLP”) toxicology and pharmacokinetic studies, manufacture clinical trial material and initiate Phase I or proof-of-concept Phase II trials in inflammatory diseases.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in a money market or other interest-bearing account.

21

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is not listed on any stock exchange or over-the-counter market or quotation system. There is currently no active trading market in our Common Stock. We intend to apply to have our Common Stock listed on The Nasdaq Capital Market under the symbol “               ,” which listing is a condition to this offering. There can be no assurance that our listing application will be approved. For more information see the section “Risk Factors.”

As of               , 2024, 40,000,000 shares of our Common Stock were issued and outstanding and were held by                 stockholders of record.

We also have outstanding as of               , 2024:

●	1,000,000 shares of Series A Preferred Stock, par value $0.0001, with the stated value of $0.0001 per share.

Dividends

We have not declared any cash dividends since inception and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or products that complement our existing business. The payment of dividends is within the discretion of the Board and will depend on our earnings, capital requirements, financial condition, prospects, applicable Nevada law, which provides that dividends are only payable out of surplus or current net profits and other factors our board might deem relevant. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

Securities Authorized for Issuance under Equity Compensation Plan

Currently, we do not have any equity compensation plan. We are planning to adopt an equity compensation plan immediately after the Offering and we will set aside               % of the outstanding share capital upon the closing of this Offering for employee stock option plan for our key management and staff.

22

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of               , 2024. As of               , 2024, we have 40,000,000 shares of Common Stock issued and outstanding, of which our Chief Executive Officer and Chairman and the members of his immediate family, have beneficial ownership of               shares of Common Stock. We also have 1,000,000 shares of Series A Preferred Stock. The shares of Series A Preferred Stock entitle the holders thereof 40% votes, but they do not entitle the holders to any dividend, liquidation, conversion or redemption rights. Additional information regarding our issued and outstanding securities may be found under “Market for Common Equity and Related Stockholder Matters” and “Description of Securities.”

Such information is set forth on the following basis:

●	on an actual basis;

●	on a pro forma basis to reflect the issuance of shares of Common Stock pursuant to the Subscription Agreement to the Investor immediately prior to the closing of this Offering; and

●	on a pro forma as adjusted basis to reflect the pro forma adjustments discussed in the prior bullet and our receipt of the net proceeds our sale and issuance of shares of Common Stock in this Offering at an initial public offering price of $ per share (the midpoint of the price range set forth on the front cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this Offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read the information in this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of , 2024
	Actual (audited)	Pro Forma
Common stock - $0.0001 par value, 475,000,000 shares authorized, 40,000,000 shares issued and outstanding as of , 2024	$
Series A Preferred Stock - $0.0001 par value, 25,000,000 shares authorized, 1,000,000 shares issued and outstanding as of , 2024	$
Additional paid in capital	$
Accumulated deficit	$
TOTAL STOCKHOLDERS’ DEFICIT	$
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$

23

DILUTION

Purchasers of our Common Stock in this offering will experience an immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of Common Stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after the offering.

The historical net tangible book value of our Common Stock as of         , 2024 was $         or $         per share. Historical net tangible book value per share of our Common Stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of Common Stock outstanding as of that date. After giving effect to the issuance of shares of Common Stock pursuant to the Subscription Agreement to the Investor immediately prior to the closing of this Offering, our pro forma net tangible book value as of         , 2024 would have been $         or approximately $         per share of our Common Stock.

After giving effect to the pro forma adjustments set forth above and the issuance of            Shares in this offering at an assumed initial public offering price of $         per Share (the midpoint of the price range set forth on the front cover page of this prospectus) for net proceeds of approximately $         , our pro forma as adjusted net tangible book value as of         , 2024 would have been $         or approximately $         per share of our Common Stock. This represents an immediate increase in pro forma net tangible book value per share of $         to the existing stockholders and an immediate dilution in pro forma net tangible book value per share of $         . The following table illustrates this per share dilution to new investors:

Public offering price per share		$
Historical net tangible book value (deficit) per share as of , 2024	$
Pro forma increase in net tangible book value per share attributable to the adjustments
Pro forma net tangible book value per share as of , 2024
Increase in pro forma net tangible book value per share after giving effect to the Offering
Pro forma as adjusted net tangible book value (deficit) per share as of , 2024 after the Offering
Dilution to new investors after giving effect to the Offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per Share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to existing investors by approximately $         and $         , respectively, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $         and $         , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of              Shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to existing investors by approximately $             and $             , respectively, and increase or decrease, as applicable, the dilution to new investors by $             and $             per share, respectively, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After completion of this offering, our existing stockholders would own approximately             % and our new investors would own approximately             % of the total number of shares of our Common Stock outstanding after this Offering.

To the extent that outstanding options or warrants, if any, are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Consolidated Financial Data” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview and Recent Development

Curanex was incorporated on June 1, 2018 as a New York corporation under the name “Durand Damiel Health Inc, focusing on research and development (R&D) of health products and botanical medicines. On October 24, 2023, the Company changed its name to “Fordman Pharma Inc.,” and on November 9, 2023, the Company changed its name to Curanex Pharmaceuticals Inc and changed the focus of its business operations on discovering, developing, and commercializing innovative botanical drugs for major unmet needs to treat patients suffering from inflammatory diseases.

Our business strategy is centered on developing innovative botanical drugs, with a focus on Phyto-N as our lead candidate, for the treatment of inflammatory diseases. By leveraging our founders’ expertise in botanical medicine, pursuing strategic partnerships, implementing efficient development processes, building a strong IP portfolio, fostering a culture of innovation, and maintaining focus and adaptability, we aim to establish Curanex as a leader in the field and create significant value for patients as well as our shareholders.

Reincorporation

On June 10, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Curanex Pharmaceuticals Inc, a newly formed Nevada corporation and our wholly owned subsidiary of the Company (the “Surviving Corporation”), pursuant to which, on the same date, we, as parent in this transaction, merged with and into the Surviving Corporation (the “Reincorporation”). Upon the consummation of the Reincorporation, we ceased our legal existence as a New York corporation, and the Surviving Corporation continued our business as the surviving corporation in the Reincorporation under the name “Curanex Pharmaceuticals Inc” succeeding all our rights, assets, liabilities and obligations, except that our affairs ceased to be governed by the New York Business Corporation Law and became subject to the Nevada Revised Statutes (“NRS”).

Asset Purchase Agreement

On June 17, 2024, we entered into the Asset Purchase Agreement with Duraviva, a related entity in which our Chief Executive Officer and President and members of his immediate family, including our Secretary, are also directors, officers and majority shareholders. At the Closing, occurred on the same date, Duraviva transferred to us all of its IP Assets, which together with $730,000 consideration, constitute all or substantially all of the assets of Duraviva. The IP Assets include four (4) provisional patent applications and 8 research and development animal study reports for:

1. Ulcerative Colitis

2. Atopic Dermatitis

3. Nonalcoholic fatty liver disease prevention

4. Nonalcoholic fatty liver disease treatment

5. Diabetes

6. COVID-19 prevention and treatment

7. Gouty nephritis

8. Gouty arthritis

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Results of Operations

Comparison of Results of Operations for the Fiscal Year Ended December 31, 2023 and 2022

Revenue and Cost of Sales

We did not generate any revenue during the fiscal year ended December 31, 2023. During the fiscal year ended December 31, 2022, the Company generated $26,000, from related party transactions, including $21,571 for cost of goods sold and sales of supplement products. The absence of revenue in 2023 was attributed to the transition period during which the Company focused on rebranding and expanding its business scope.

If our development efforts for our product candidates are successful and result in regulatory approval, or license agreements with third parties, we may generate revenue in the future from product sales or license income. However, there can be no assurance as to when we will generate such revenue, if at all.

Operating Expenses

General and Administrative

General and administrative costs include all operational expenses required to operate the Company, such as accounting, legal, bank charges, and other related expenditures. General and administrative expenses were $19,298 for the fiscal year ended December 31, 2023, compared to $24,662 for the fiscal year ended December 31, 2022. The decrease of $5,364 was primarily due to the decision not to renew a car lease agreement for our executives. We will continue to actively implement our cost-control measures, while strategically investing in key areas to support long-term growth.

Net Loss

As a result of the above factors, the Company had a net loss of $19,198 for the year ended December 31, 2023, compared to a net loss of $20,233 for the fiscal year ended December 31, 2022. This increase in net loss was primarily due to reduced revenue and increased operating expenses from IPO-related costs.

Liquidity and Capital Resources

As of December 31, 2023, we had cash on hand of $74,336, compared to $2,430 cash on hand as of December 31, 2022.

Since our inception, the Company has derived its revenues from health product wholesalers and retailers. Specifically, the Company initiates sales by placing a purchase order with its supplier in New York to manufacture products and ship orders to its customers in the U.S.A. Beginning from 2023, when the Company changed its focus on developing and marketing Phyto-N as a botanical drug, the Company did not generate any revenue.

The Company’s working capital and overall financial condition improved significantly due to the capital contribution, positioning us well to meet our short-term obligations and invest in strategic initiatives.

Net Cash (Loss) Used In Operating Activities.

The Company had $120 net cash outflow from operating activities for the fiscal year ended December 31, 2023, compared to $3,336 net cash inflow for the fiscal year ended December 31, 2022.

Net Cash Provided By Financing Activities.

The Company had net cash by financing activities in the amount of $72,056 for the fiscal year ended December 31, 2023, compared to $3,000 loss for the fiscal year ended December 31, 2022. The increase in cash inflow from financing activities was primarily driven by $69,056 from capital contribution from the shareholders.

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Going Concern

There can be no assurance that the Company will be able to achieve its business plan, raise additional capital, or secure the additional financing necessary to implement its current operating plan. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern, particularly given the lack of revenue and cash flow generated from operating activities in the previous year.

The Company has yet to achieve profitable operations, expects to incur further losses in the development of its business, has negative cash flows from operating activities, and is dependent upon future issuances of equity or other financings to fund ongoing operations, all of which raises substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is subject to critical judgements of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends.

The Company’s management believes there is sufficient capital to meet the Company’s business obligations for at least the next twelve months, after considering expected cash flows and the Company’s cash position on June 20, 2024. As a result, management is confident that this financial stability will alleviate substantial doubt regarding the Company’s ability to continue as a going concern.

Contractual Obligations and Commitments

During the fiscal years ending December 31, 2023, and 2022, management carefully evaluated potential contingent liabilities that could impact the Company’s financial position. The assessment is focused on identifying any conditions existing as of the end of both fiscal years 2023 and 2022 that may lead to future losses, contingent upon the unfolding of specific events. These evaluations require significant judgment and consideration of various factors.

In reviewing potential loss contingencies, particularly those related to pending legal proceedings or unasserted claims, management weighs the merits of each situation and the potential outcomes. As of the end of both fiscal years 2023 and 2022, management believes that no such contingent liabilities have been identified that would require disclosure or accrual.

Emerging Growth Company and Smaller Reporting Company Status

The Company operates under the designation of an “emerging growth company” (EGC) as defined by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). This status enables the Company to postpone the implementation of new or revised accounting standards that have been issued post-JOBS Act enactment until these standards become mandatory for private companies. The Company has opted to leverage this provision, thereby delaying the adoption of such accounting standards to maintain flexibility in our financial reporting and align with industry practices.

In addition, the Company qualifies as a “smaller reporting company” (SRC) under the guidelines set by the Securities and Exchange Commission (SEC). This classification affords us the opportunity to utilize scaled-down disclosure requirements, simplifying our SEC filings by reducing the scope of financial statement and executive compensation disclosures. The Company has chosen to take advantage of these streamlined reporting requirements to enhance our efficiency and reduce the administrative burden associated with compliance.

Off-Balance Sheet Arrangements

The Company does not have any outstanding off-balance sheet guarantees.

Critical Accounting Policies and Estimate

Use of estimates and assumptions

The preparation of the financial statements requires the Company to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Company’s reported amounts of assets, liabilities, and items in net income (loss), and the related disclosure of contingent assets and liabilities, if any. Such estimates are based on various assumptions that the Company believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net loss that are not readily apparent from other sources. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant, and actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

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BUSINESS

Overview.

We are a developmental stage pharmaceutical company involved in the development and commercialization of innovative botanical drugs for the treatment of inflammatory diseases. Curanex is dedicated to discovering, developing, and commercializing botanical medicines for treating patients with immune and inflammatory diseases. We offer hope to patients with unmet clinical needs in various fields, such as autoimmune diseases, metabolic diseases, skin diseases, and viral infections. The Company’s objective is to take a leading position in multiple treatment areas with unmet needs in the biotechnology, life sciences, and pharmaceutical industries. Our mission is to revolutionize the treatment of inflammatory diseases by harnessing the power of natural substances and addressing significant unmet medical needs. We are committed to “Bringing hope and healing through the wisdom of plants.”

Opportunities and Challenges in the Pharmaceutical Industry for Botanical Drugs

Market Overview

The global market for inflammatory disease treatments is rapidly growing, driven by increasing prevalence, unmet medical needs, and the limitations of current therapies. The botanical and plant-derived drugs market includes pharmaceuticals, nutraceuticals, and herbal remedies derived from botanical sources, plants, and natural compounds for therapeutic purposes. These drugs may include herbal extracts, phytochemicals, traditional medicines, and plant-based supplements used in managing various health conditions and promoting wellness. With over 100 types of inflammatory diseases affecting various organ systems and requiring long-term or lifelong treatment, there is a significant demand for innovative solutions that can provide better efficacy, safety, and quality of life for patients. Traditional anti-inflammatory drugs, primarily chemical compounds, often have limited efficacy and severe side effects. In contrast, botanical drugs with their multi-target mechanisms and favorable safety profiles represent a promising new frontier in the treatment of inflammatory diseases, with enormous market potential.

According to the “In-depth Market Research Report on the Global Phytomedicine Industry 2022-2026” released by the New Vision Industry Research Center, the market for phytomedicine and its active ingredients has been expanding rapidly, reaching approximately 34 billion USD, as consumer preferences shift towards natural and holistic health solutions. In summary, the botanical and plant-derived drugs market offers substantial growth potential, driven by consumer preferences for natural therapies and increasing research efforts.

Market Opportunities for Phyto-N

Phyto-N, our lead product candidate, is a valuable medicinal plant with a long history of human use and a wide spectrum of therapeutic effects. Its unique ability to simultaneously target multiple disease pathways and regulate various pathological processes makes it a “pipeline in a product” with enormous potential to address unmet needs in complex and hard-to-treat conditions. Phyto-N is an extract from a single plant with well-defined chemical components and pharmacological activities. Our research on Phyto-N has revealed its potent anti-inflammatory, immunomodulatory, and tissue-protective properties, which have been validated through robust animal studies and human clinical experiences. Phyto-N’s therapeutic versatility spans across autoimmune diseases, metabolic disorders, and viral infections, where current treatment options often fall short in terms of efficacy, safety, and durability of response.

Phyto-N has been used as an herbal medicine by traditional Chinese medicine practitioners to treat thousands of patients over the last 30 years in China, demonstrating remarkable efficacy without any reported side effects during and after administration in multiple inflammatory diseases. In clinical practice, Phyto-N has shown the ability to cure certain diseases, such as ulcerative colitis, and maintain long-term remission, offering a significant advantage over existing therapies that often require continuous treatment. Phyto-N has shown promising efficacy and safety in preclinical studies and is poised to enter clinical development. The promising efficacy and safety profile of Phyto-N, as demonstrated in animal disease models and its extensive clinical use as a herbal medicine in China, have motivated us to undertake rigorous scientific research and clinical development to further validate its therapeutic potential. With ongoing preparation for an Investigational New Drug application (IND) and planned clinical trials, we anticipate significant market potential and growth opportunities for Phyto-N, addressing diverse medical needs with its unique properties.

We acquired from Duraviva its research and development animal study reports, including preliminary safety study reports.

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Duraviva previously validated Phyto-N’s therapeutic potential in animal models of six inflammatory diseases: ulcerative colitis, atopic dermatitis, gout, diabetes, nonalcoholic fatty liver disease (NAFLD), and COVID-19 at multiple renowned institutes, including Rutgers University, which reports the Company acquired from Duraviva pursuant to the Asset Purchase Agreement. The preliminary safety studies, including single-dose and repeated-dose toxicity tests, have shown that Phyto-N does not exhibit any toxicity or side effects in experimental animals at appropriate doses.

In addition to our focus on developing Phyto-N as a botanical drug, we are actively identifying and isolating the active chemical compounds responsible for its therapeutic effects. Our research team has made significant progress in this area, and we are excited about the potential of these compounds to serve as the basis for the development of novel small molecule drugs with enhanced efficacy and targeted mechanisms of action.

Phyto-N’s key competitive advantages include:

1. Extensive clinical experience: Phyto-N’s long history of human use in China provides invaluable insight into its safety and efficacy for multiple inflammatory diseases, de-risking the clinical development process.

2. Multi-target mechanism of action: Phyto-N modulates multiple inflammatory pathways simultaneously, providing a more comprehensive and durable treatment effect compared to single-target agents, with the potential to address complex disease pathologies and overcome treatment resistance.

3. Broad therapeutic potential: Phyto-N has demonstrated impressive efficacy in animal models across a wide range of inflammatory diseases, highlighting its versatility and potential to treat multiple indications with a single drug.

4. Excellent safety and tolerability: Phyto-N’s botanical origin and multi-target mechanism contribute to its favorable safety profile, with no significant adverse events reported in its extensive clinical use in China, reducing the risk of side effects and treatment discontinuation.

5. Accelerated development path: With its robust clinical experience in China and the precedents set by FDA botanical drug approvals, Phyto-N is well-positioned for an accelerated development and regulatory pathway in the US, potentially shortening the time to market.

Product Pipelines

Our comprehensive drug development pipelines encompass seven various therapeutic areas: ulcerative colitis, atopic dermatitis, COVID-19, diabetes, NAFLD, gout, and acne.

1) Ulcerative colitis, a form of inflammatory bowel disease, is characterized by chronic nonspecific inflammation of the gastrointestinal tract. Standard care involves corticosteroids, immunomodulators, and biologic therapies targeting specific inflammatory pathways. Phyto-N offers an effective, safe, and orally administered alternative for patients with moderate to severe ulcerative colitis, addressing limitations of current treatments.

2) Atopic Dermatitis is a common chronic inflammatory skin disease that significantly impacts patients’ quality of life. While current treatments include topical steroids, calcineurin inhibitors, and systemic immunosuppressants, many patients with moderate to severe atopic dermatitis experience inadequate disease control or frequent relapses. Phyto-N provides an effective, safe, and orally administered option for these patients.

3) COVID-19 is an acute respiratory illness caused by the novel coronavirus. Current treatments focus on supportive care and antiviral therapies such as remdesivir and monoclonal antibodies. Phyto-N presents a potential adjunctive therapy for COVID-19, offering efficacy against viral infections and inflammation, with the convenience of oral administration.

4) Diabetes is a metabolic disorder characterized by impaired insulin secretion or function, leading to dysregulated carbohydrate, protein, and fat metabolism. Current treatments include metformin, insulin, sulfonylureas, DPP-4 inhibitors, SGLT2 inhibitors, GLP-1 receptor agonists, and other oral medications, but some patients experience inadequate glycemic control or adverse effects. Phyto-N offers a novel approach to diabetes management, providing efficacy and safety as an orally administered option.

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5) Nonalcoholic fatty liver disease (“NAFLD”) is a common liver condition characterized by hepatic steatosis, inflammation, and fibrosis. Current therapies focus on addressing metabolic comorbidities rather than directly targeting liver fat accumulation and inflammation. Phyto-N presents a potential therapeutic option for NAFLD, addressing its underlying pathophysiology and providing an orally administered alternative.

6) Gout is an inflammatory arthritis caused by the deposition of uric acid crystals in joints and surrounding tissues. Current treatments aim to reduce serum uric acid levels and prevent gout flares and complications. Phyto-N offers a potential alternative or adjunct therapy for gout management, addressing limitations of existing treatments and providing a safe and effective oral option.

7) Acne is a common skin condition that occurs when hair follicles become clogged with oil and dead skin cells with significant unmet medical needs. Current anti-acne treatments have limited efficacy and may cause adverse effects. Phyto-N offers a promising alternative for acne management, potentially addressing inflammation-related mechanisms implicated in its pathogenesis and providing a safe and effective oral option.

The market analysis and challenges of each core indicator is discussed below.

Market analysis of inflammatory bowel disease (IBD) treatment and the potential of Phyto-N

In general, IBD treatment market is expected to continue its steady growth, driven by the rising prevalence of the disease, the introduction of innovative therapies, and the increasing availability of healthcare services in developing regions (Source: Data Bridge Market Research, 2023). The global IBD treatment market was valued at around $26.7 billion in 2023 and is expected to grow at a CAGR of 6-7% from 2023 to 2034 and reach $50 billion by the end of 2034 (Source: Research and Market, 2024).

The IBD treatment market is segmented by disease type (Crohn’s disease, ulcerative colitis), drug class (biologics, immunomodulators, amino salicylates, corticosteroids), route of administration (oral, parenteral), and geography (Source: Global Market Insights, 2023). Biologics, such as anti-TNF agents (e.g. Remicade, Humira) and anti-integrin agents (e.g. Entyvio), account for the largest and fastest growing market share due to their higher efficacy and rapid uptake (Source: Coherent Market Insights, 2022). The ulcerative colitis segment holds a slightly larger market share (52%) compared to Crohn’s disease (48%), but Crohn’s disease is expected to see faster growth in the coming years (Source: Research and Markets, 2021). Opportunities exist in the development of new drug classes, personalized treatments, and improved diagnosis and monitoring techniques (Source: Emergen Research, 2022).

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North America dominates the global IBD treatment market with a 48% share, with the United States being the largest contributor (Source: Mordor Intelligence, 2023). Europe holds 28% of the market share and is the second-largest market. The Asia-Pacific region accounts for 18% share currently but is expected to witness the fastest growth of 9-10% annually due to improving healthcare infrastructure and rising disease awareness (Source: Fortune Business Insights, 2022). The IBD treatment market is highly competitive, with the presence of both large pharmaceutical companies and smaller biotech firms (Source: Precedence Research, 2023). The key players include AbbVie, Janssen Biotech, Takeda Pharmaceutical, Pfizer, Merck, Novartis, and Boehringer Ingelheim (Source: Market Data Forecast, 2023). These companies are focusing on developing novel biologics, expanding their product portfolios, and investing in R&D to maintain their market share (Source: Roots Analysis, 2022).

Market Potential of Phyto-N for IBD and Target Market

Phyto-N is not a monoclonal antibody drug and does not directly target specific cytokines. Instead, it indirectly modulates inflammatory pathways, which could provide a wider therapeutic window and fewer side effects compared to biologics. Preclinical studies suggest Phyto-N can modulate multiple inflammatory pathways like NF-kB, MAPK, JAK-STAT by acting on key regulators. This multi-target approach may provide better efficacy compared to single target biologics. The ability of Phyto-N to achieve high remission and cure rates, as shown in the clinical observation study, suggests it may have advantages over standard IBD treatments.

The initial target market for Phyto-N for IBD could be Asia, where the clinical observations and animal studies were conducted. The high prevalence of IBD in the region represents a significant opportunity. Expansion into other major IBD markets, such as North America and Europe, would require additional clinical trials and regulatory approvals, but the unmet need for safe and effective IBD treatments could drive global adoption. Our results highlight the promising therapeutic effects of Phyto-N on various autoimmune diseases, including severe ulcerative colitis. The reported remission and cure rates after 1-3 months of treatment are very encouraging. IBD, which includes conditions like ulcerative colitis and Crohn’s disease, is a growing global health concern with rising prevalence. An effective and safe herbal alternative like Phyto-N could capture significant market share. Based on the market analysis, if Phyto-N were to capture 5% of the projected $50 billion global IBD treatment market by 2034, its potential revenue would be $2.5 billion. If the gross profit margin is 40%, which is typical for biotech companies, the earnings (net profit) would be $1.0 billion. Assuming a Price to Earnings (P/E) ratio of 30, which is typical for biotech companies, the estimated market value of the company would be: Market Value = Potential earnings x P/E Ratio = $1.0 billion x 30 = $30 billion.

If Phyto-N successfully achieves 5% market penetration in the IBD treatment space by 2034 and the Company operates with a gross profit margin of 40% and a P/E ratio of 30, the estimated market value of the company could reach approximately $30 billion. This valuation is based on several assumptions, including the projected market growth, the 5% market share for Phyto-N, profit margin of 40% and the P/E ratio of 30. The actual market value may vary depending on factors such as the company’s profitability, growth prospects, competition, and investor sentiment. If Phyto-N can enhance its market penetration and successfully secure a 30% share of the market, the company’s potential market value could soar to approximately $180 billion.

Commercialization Challenges:

The challenges include: the development of biosimilars of the biologics, which may put pressure on pricing (Source: MarketsandMarkets, 2023); securing regulatory approvals for Phyto-N as an IBD treatment, especially in Western markets, requires comprehensive clinical trials to demonstrate safety and efficacy; establishing manufacturing, supply chain, and distribution capabilities on a global scale could be a significant challenge for a herbal product; educating healthcare providers and patients on the benefits of Phyto-N compared to existing IBD therapies would be crucial for market acceptance.

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Market analysis of the Atopic Dermatitis (AD) treatment and the potential of Phyto-N

Market Size and Growth:

The global atopic dermatitis treatment market was valued at around $14.2 billion in 2022 and is expected to grow at a CAGR of 8-9% from 2023 to 2030 and reach 27.7 billion by the end of 2030 (Source: Research and Market, 2023). The AD treatment market is moderately competitive, with the presence of both large pharmaceutical companies and smaller biotechnology firms (Source: Precedence Research, 2023). Opportunities exist in the development of targeted therapies, combination treatments, and the expansion of the pipeline for severe AD (Source: Emergen Research, 2022). Overall, the AD treatment market is expected to continue its robust growth, driven by the increasing prevalence of the disease, the introduction of innovative therapies, and the growing emphasis on improving the quality of life for patients with AD (Source: Data Bridge Market Research, 2023).

The key drivers of market growth include the rising prevalence of AD, the launch of novel biologic therapies, increasing awareness and diagnosis rates, and the growing geriatric population (Source: Persistence Market Research, 2022). The AD treatment market is segmented by drug class (topical, oral, and injectable), severity (mild, moderate, and severe), and geography (Source: Global Market Insights, 2023). Topical therapies, such as corticosteroids and calcineurin inhibitors, account for the largest market share, but the injectable biologics segment is expected to grow the fastest (Source: Coherent Market Insights, 2022). The moderate-to-severe AD segment holds a significant market share, as this population requires more advanced and expensive treatments (Source: Research and Markets, 2021).

North America dominates the global AD treatment market, with the United States being the largest contributor (Source: Mordor Intelligence, 2023). Europe is the second-largest market, followed by the Asia-Pacific region, which is expected to witness the fastest growth due to improving healthcare infrastructure and increasing disease awareness (Source: Fortune Business Insights, 2022).

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Market Potential of Phyto-N for AD treatment:

Atopic dermatitis is a chronic inflammatory skin condition with a high prevalence globally, representing a significant market opportunity for effective treatments. The data shows that Phyto-N can provide significant improvements in atopic dermatitis symptoms, skin lesions, inflammation, and overall disease management in animal models. As a herbal medicine, Phyto-N could be positioned as a safe and natural alternative to current pharmaceutical treatments, appealing to patients seeking complementary therapies. Unlike targeted biologics like Dupilumab, which focus on specific receptors (e.g., IL-4Rα), Phyto-N appears to have a multi-target approach, potentially reducing the risk of adverse effects associated with receptor saturation. The ability of Phyto-N to simultaneously target multiple inflammatory pathways and achieve significant anti-inflammatory effects could give it an advantage over single-target therapies. As a botanical medicine, Phyto-N may have a better safety profile and fewer side effects compared to synthetic drugs or biologics.

The initial target market for treatment using Phyto-N could be Asia, where the promising results from animal studies have been obtained. Expansion into major markets like North America and Europe would require additional clinical trials and regulatory approvals but could be driven by the growing demand for effective atopic dermatitis treatments.

Based on the market analysis, the global atopic dermatitis treatment market was valued at around $14.2 billion in 2022. Assuming a conservative estimate of 8% annual growth rate, the projected market size in 2030 would be approximately $27.7 billion. If Phyto-N were to capture 10% of the global atopic dermatitis treatment market by 2030, its potential revenue would be: 10% of $27.7 billion = $2.77 billion. If the gross profit margin is 40%, which is typical for biotech companies, the earnings (net profit) would be $1.11 billion. Assuming a Price to Earnings (P/E) ratio of 30, which is typical for biotech companies, the estimated market value of the company would be:

Market Value = Potential earnings x P/E Ratio = $1.11 billion x 30 = $33.3 billion.

If Phyto-N successfully achieves 10% market penetration in the atopic dermatitis treatment space by 2030 and the company operates with a gross profit margin of 40% and a P/E ratio of 30, the estimated market value of the company could reach approximately $33.3 billion. This valuation is based on several assumptions, including the projected market growth, the 10% market share for Phyto-N, and the P/E ratio of 30. The actual market value may vary depending on factors such as the company’s profitability, growth prospects, competition, and investor sentiment. If Phyto-N can enhance its market penetration and successfully secure a 30% share of the market, the company’s potential market value could soar to approximately $100 billion. Nevertheless, this estimation provides an indication of the significant market value that could be achieved if Phyto-N becomes a widely adopted and successful treatment option for atopic dermatitis globally, given the rapidly growing market for AD therapies.

Commercialization Challenges:

The challenges include: conducting comprehensive clinical trials to demonstrate the safety and efficacy of Phyto-N in human patients with atopic dermatitis would be crucial for regulatory approvals and market acceptance; establishing large-scale manufacturing, supply chain, and distribution capabilities for a herbal product may pose challenges compared to conventional pharmaceuticals; educating healthcare providers and patients about the benefits of Phyto-N over existing treatments would be necessary for market adoption.

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Market analysis of COVID-19 treatment and the potential of Phyto-N.

Market Size and Growth

The global COVID-19 treatment market was valued at around $31 billion in 2021 and is expected to contract at a CAGR of -8.3% from 2022 to 2031 and reach more than $16 billion by the end of 2031 (Source: Transparency Market Research, 2023).

The key drivers of market growth include the ongoing need for effective COVID-19 treatments, the development of new therapeutic options, increased government funding for research and development, and the rising prevalence of COVID-19 globally (Source: Persistence Market Research, 2022). North America dominates the global COVID-19 treatment market, with the United States being the largest contributor (Source: Mordor Intelligence, 2023). Europe is the second-largest market, followed by the Asia-Pacific region, which is expected to witness the fastest growth due to the high prevalence of COVID-19 and increasing healthcare infrastructure (Source: Fortune Business Insights, 2022).

The COVID-19 treatment market is segmented by drug class (antivirals, monoclonal antibodies, steroids, and others), route of administration (oral, intravenous, and others), and geography (Source: Global Market Insights, 2023). Antiviral drugs, such as Remdesivir and Molnupiravir, currently hold the largest market share, but the monoclonal antibodies segment is expected to grow the fastest (Source: Coherent Market Insights, 2022). The oral route of administration is the most dominant, as it offers convenience and ease of use for patients (Source: Research and Markets, 2021).

Market Potential of Phyto-N for COVID-19 treatment:

The COVID-19 pandemic has created a massive global demand for effective preventive and therapeutic options against SARS-CoV-2 infection. Phyto-N’s reported ability to reduce viral loads in various organs, inhibit inflammation, and potentially cut off transmission routes could position it as a unique preventive solution against COVID-19. As a natural herbal compound, Phyto-N may appeal to patients seeking complementary or alternative therapies, particularly in regions with traditional medicine practices. Unlike existing drugs that focus on treating symptoms, Phyto-N’s approach of targeting the source of the infection by reducing viral loads could provide a more comprehensive solution. The ability to inhibit inflammation and restore immune function, as demonstrated in the animal studies, could give Phyto-N an advantage over therapies that do not address these aspects. As a botanical medicine, Phyto-N may have a better safety profile compared to synthetic drugs or other treatments, potentially reducing the risk of adverse effects. The initial target market could be regions with a high burden of COVID-19 cases and a preference for traditional or complementary medicine, such as parts of Asia. Expansion into other major markets would require extensive clinical trials and regulatory approvals but could be driven by the ongoing need for effective COVID-19 preventive and therapeutic options.

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Estimated Market Value of Phyto-N for COVID-19

Based on the market analysis, the global COVID-19 treatment market was valued at around $31 billion in 2021 and is expected to contract at a CAGR of -8.3% from 2022 to 2031 and reach more than $16 billion by the end of 2031. If Phyto-N were to capture a 10% share of the global COVID-19 treatment market by 2031, its potential revenue would be $1.6 billion (10% of $16 billion). Assuming a gross profit margin of 40%, which is typical for biotech companies, the earnings (net profit) would be $0.64 billion ($1.6 billion x 0.4). Assuming a Price to Earnings (P/E) ratio of 30, which is typical for biotech companies, the estimated market value of the company would be: market Value = Potential Earnings x P/E Ratio = $0.64 billion x 30 = $19.2 billion.

Therefore, if Phyto-N successfully achieves 10% market penetration in the COVID-19 treatment space by 2031 and the company operates with a gross profit margin of 40% and a P/E ratio of 30, the estimated market value of the company could reach approximately $19.2 billion. This valuation is based on several assumptions and could vary significantly depending on various factors. The estimation assumes a 10% market share for Phyto-N in the COVID-19 treatment space by 2031.

If the Company can achieve higher market penetration, say 20% or 30%, the potential market value would increase proportionally to around $40 billion and $60 billion, respectively. The calculation assumes a gross profit margin of 40%. However, the actual profit margin could be higher or lower depending on the pricing strategy, manufacturing costs, and other operational expenses. The promising results from animal studies indicate that Phyto-N has significant potential as a preventive and therapeutic option for COVID-19 by virtue of its ability to reduce viral loads, inhibit inflammation, and restore immune function. While the estimated market value of $19.2 billion (based on a 10% market share) is substantial, it is contingent on various factors, including successful clinical trials, regulatory approvals, market dynamics, and effective commercialization strategies. Continuous monitoring and adaptation to market changes will be crucial for realizing Phyto-N’s full market potential in the rapidly evolving COVID-19 treatment landscape.

Challenges:

The COVID-19 treatment market is highly competitive, with the presence of both large pharmaceutical companies and smaller biotechnology firms (Source: Precedence Research, 2023). Conducting comprehensive clinical trials to demonstrate the safety and efficacy of Phyto-N in preventing and treating COVID-19 in human subjects would be crucial for regulatory approvals and market acceptance; establishing large-scale manufacturing, supply chain, and distribution capabilities for a herbal product may pose challenges compared to conventional pharmaceuticals; educating healthcare providers and patients about the benefits of Phyto-N over existing COVID-19 treatments and preventive measures would be necessary for market adoption.

Market analysis for diabetes treatments and the potential of Phyto-N

The market for diabetes treatments is dynamic and robust, driven by the increasing prevalence of diabetes mellitus globally. With diabetes emerging as a significant public health concern due to lifestyle changes, aging populations, and rising obesity rates, the demand for effective treatment options continues to grow. This analysis delves into key market dynamics, trends, challenges, and opportunities shaping the diabetes treatment landscape.

Market Size and Growth

The global diabetes treatment market was valued at around $66 billion in 2023 and is projected to hit around USD 118 billion by 2032, growing at a CAGR of 6.67% during the forecast period 2023 to 2032. Diabetes affects 62 million people in the Americas, with the majority living in low- and middle-income countries. Diabetes is directly responsible for 284,049 deaths each year. (Source: Precedence Research, 2023).

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Key growth drivers include the rising prevalence of diabetes globally, increasing obesity/sedentary lifestyles, aging populations, and demand for innovative therapies and disease management products.

There are the following key market segments:

- By Diabetes Type: Type 1 Diabetes, Type 2 Diabetes (T2D accounts for over 90% market share)

- By Product Type: Insulin (human, analogs), Non-Insulin Injectables (GLP-1 agonists, Amylin analogs), Oral Antidiabetics, SGLT-2 Inhibitors, and Devices (insulin pumps, CGM, etc.)

- Insulin and Insulin Analogs hold the largest revenue share currently

- Non-Insulin Injectables like GLP-1 agonists are the fastest-growing segment

North America dominates the market led by high treatment rates and adoption of advanced therapies in the US. Europe is the second-largest market driven by rising T2D prevalence with big pharmaceutical companies: Novo Nordisk, Eli Lilly, Sanofi, Merck, AstraZeneca, Boehringer Ingelheim. Asia-Pacific region is expected to be the fastest-growing market fueled by increasing diabetic populations in India and China.

The key branded products include Lantus, Toujeo, Tresiba (insulin analogs), Ozempic, Trulicity, Rybelsus (GLP-1 agonists). Strategies involve developing innovative biologics, combination regimens, and investments in next-gen devices and digital solutions. Overall, the diabetes market is characterized by innovation, technological advancement, and a growing emphasis on personalized care. With the rising prevalence of diabetes worldwide, there is a pressing need for comprehensive, patient-centric approaches to diabetes management that address not only glycemic control but also cardiovascular risk factors, comorbidities, and patient preferences.

The potential of Phyto-N for diabetes treatments

The diabetes treatment market is undergoing a transformative phase with the emergence of innovative therapies and the growing demand for effective, safe, and holistic management options. Phyto-N, a herbal medicine, has demonstrated significant therapeutic benefits in both human application cases and animal research, positioning itself as a promising contender in the diabetes treatment landscape. Phyto-N offers several advantages over conventional diabetes medications:

Phyto-N effectively reduces blood sugar and lipids, improves insulin resistance, and protects the structure and function of vital organs such as the pancreas, liver, and kidneys. Unlike some diabetes medications associated with adverse reactions, Phyto-N is well-tolerated and does not lead to dependency or unwanted side effects. Phyto-N demonstrates efficacy comparable to or superior to conventional medications like insulin and metformin in improving glycemic control and alleviating diabetic complications. The emergence of Phyto-N as a potent herbal medicine for diabetes treatment presents several implications for the market:

1. Expanding Treatment Options: Phyto-N diversifies the diabetes treatment landscape by offering a natural alternative with multifaceted therapeutic effects, catering to individuals seeking complementary or alternative therapies.

2. Patient-Centric Care: Phyto-N’s minimal side effects and comprehensive efficacy align with the growing trend towards patient-centered care, emphasizing personalized treatment approaches that prioritize safety, efficacy, and patient preferences.

3. Competitive Advantage: Phyto-N’s superior efficacy and safety profile positions it as a competitive player in the diabetes treatment market, challenging conventional medications and potentially capturing a significant market share.

Estimated Market Value of Phyto-N and Company

Based on the market analysis, if Phyto-N were to capture 5% of the projected $118 billion global diabetes treatment market by 2032, its potential revenue would be $5.9 billion. If the gross profit margin is 40%, which is typical for biotech companies, the earnings (net profit) would be $2.36 billion. Assuming a Price to Earnings (P/E) ratio of 30, which is typical for biotech companies, the estimated market value of the company would be:

Market Value = Potential earnings x P/E Ratio = $2.36 billion x 30 = $70.8 billion.

If Phyto-N successfully achieves 5% market penetration in the diabetes treatment space by 2032 and the Company operates with a P/E ratio of 30, the estimated market value of the company could reach approximately $70.8 billion.

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This valuation is based on several assumptions, including the projected market growth, the 5% market share for Phyto-N, and the P/E ratio of 30. The actual market value may vary depending on factors such as the company’s profitability, growth prospects, competition, and investor sentiment. If Phyto-N successfully achieves 30% market penetration, the market value of the company could reach approximately $420 billion. Nevertheless, this estimation provides a rough indication of the potential market value that could be achieved if Phyto-N becomes a successful and widely adopted diabetes treatment globally.

Market Analysis of Nonalcoholic Fatty Liver Disease (NAFLD) Treatments and the Potential of Phyto-N

Nonalcoholic Fatty Liver Disease (NAFLD) is a chronic liver condition caused by accumulation of excess fat in the liver. It encompasses a spectrum from simple fatty liver (steatosis) to Nonalcoholic Steatohepatitis (“NASH”) which can progress to fibrosis, cirrhosis and liver failure. NAFLD has become a global health concern due to its rising prevalence, driven primarily by factors such as sedentary lifestyles, unhealthy diets, and increasing rates of obesity and type 2 diabetes. As a result, the market for NAFLD treatment has witnessed significant growth and is expected to continue expanding in the coming years.

Market Size and Growth:

The NAFLD treatment market has experienced steady growth in recent years and is projected to continue expanding at a considerable rate. The global market value is around $4.8 billion in 2022 and is projected to reach $160 billion by the end of 2030. The market is anticipated to grow at a CAGR of approx. 55% during the forecasted period of 2022-2030 (Research and markets, 2024). Factors such as the increasing prevalence of NAFLD, growing awareness among healthcare providers and patients, and advancements in treatment options contribute to market growth. The NASH market in the U.S. is estimated at US$1.6 Billion in the year 2022. China, the world’s second largest economy, is forecast to reach a projected market size of US$24 Billion by the year 2030 trailing a CAGR of 51.9% over the analysis period 2022 to 2030. Among the other noteworthy geographic markets are Japan and Canada, each forecast to grow at 46.6% and 45.2% respectively over the 2022-2030 period. Within Europe, Germany is forecast to grow at approximately 35.4% CAGR.

The prevalence of NAFLD is increasing globally, with estimates suggesting that it affects approximately 25% of the world’s population. Moreover, the disease is becoming more prevalent among younger populations, including children and adolescents, further driving the demand for effective treatments.

Currently, the treatment options for NAFLD primarily focus on lifestyle modifications, including diet and exercise, as well as pharmacological interventions to manage associated conditions such as obesity, diabetes, and dyslipidemia. However, there is a growing need for specific pharmacotherapies targeting NAFLD itself, presenting opportunities for drug development and market expansion.

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The pharmaceutical industry is actively engaged in developing novel therapies specifically targeting NAFLD and its complications, such as NASH and fibrosis. The NAFLD treatment market is characterized by the presence of both established pharmaceutical companies and emerging biotechnology firms focusing on drug development for metabolic disorders. Multiple big pharma like Gilead, Novo Nordisk, Pfizer as well as biotech companies have therapies in late-stage development for NASH. There are over 40 drugs in development for NASH, representing a very active pipeline across different therapeutic classes. Leading drug candidates target mechanisms like FXR agonism, THR-β agonism, ACC inhibition and ASK1 inhibition. FDA approved Resmetirom (Madrigal), the first drug, for NASH, on March 14, 2024. Some other key late-stage drugs are obeticholic acid (Intercept) and semaglutide (Novo Nordisk).

Factors driving market growth include increasing awareness about NAFLD among healthcare professionals and patients, rising healthcare expenditure, and supportive government initiatives aimed at addressing metabolic disorders. However, challenges such as the lack of approved pharmacotherapies for NAFLD/NASH, regulatory hurdles, and the complexity of the disease present barriers to market expansion. North America accounts for the largest market share currently driven by high disease incidence and established healthcare infrastructure, and Europe is the second-largest market. Asia-Pacific region is anticipated to be the fastest growing market due to increasing obesity/diabetes rates and rising healthcare spending.

The potential of Phyto-N for NAFLD treatments

The market for the prevention and treatment of Nonalcoholic Fatty Liver Disease (NAFLD) is poised for substantial growth driven by the increasing global prevalence of the condition and advancements in therapeutic options. With the recent approval of Rezdiffra by the US FDA for treating NASH, the landscape for NAFLD treatment has witnessed a significant milestone. However, Phyto-N, while not directly activating the thyroid hormone receptor beta (THR-β) like Rezdiffra, offers distinct advantages in addressing NAFLD through its potent anti-inflammatory properties.

Phyto-N boasts superior anti-inflammatory properties, effectively reducing fat accumulation and inflammation associated with NAFLD. Unlike single-target THR-β activation, Phyto-N mitigates inflammation occurrence without causing adverse reactions, such as diarrhea, nausea, and potential liver enzyme elevations seen with Rezdiffra.

Based on the market analysis, if Phyto-N were to capture 5% of the projected $160 billion global NAFLD treatment market by 2034, its potential revenue would be $8 billion. If the gross profit margin is 40%, which is typical for biotech companies, the earnings (net profit) would be $3.2 billion. Assuming a Price to Earnings (P/E) ratio of 30, which is typical for biotech companies, the estimated market value of the company would be: Market Value = Potential earnings x P/E Ratio = $3.2 billion x 30 = $96 billion.

If Phyto-N successfully achieves 5% market penetration in the NAFLD treatment space by 2034 and the company operates with a gross profit margin of 40% and a P/E ratio of 30, the estimated market value of the company could reach approximately $96 billion. This valuation is based on several assumptions, including the projected market growth, the 5% market share for Phyto-N, and the P/E ratio of 30. The actual market value may vary depending on factors such as the company’s profitability, growth prospects, competition, and investor sentiment. If Phyto-N can enhance its market penetration and successfully secure a 30% share of the market, the company’s potential market value could soar to approximately $600 billion. Nevertheless, this estimation provides a rough indication of the potential market value that could be achieved if Phyto - N becomes a successful and widely adopted NAFLD treatment globally.

An effective NAFLD drug would be a hugely valuable asset for the company that could solidify its position in metabolic/liver disease markets. Phyto-N could become the company’s flagship product and revenue driver, providing resources to fund its pipeline and future growth initiatives. With its dual preventive and therapeutic benefits and potentially better safety profile compared to the newly approved drug Rezdiffra, Phyto-N could capture a sizable share of this lucrative market opportunity. Commercial success with Phyto-N could enable the company to expand globally, especially into high-growth markets like Asia where NAFLD rates are rising rapidly. The anti-inflammatory properties of Phyto-N may allow exploration of additional therapeutic indications like autoimmune diseases.

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Market Analysis of Gout Treatments and Potential of Phyto-N.

The global gout treatment market size was valued at around $2.4 billion in 2022. It is projected to grow at a robust CAGR of 8.6% during the forecast period of 2022 to 2032 and reach $5.4 billion by the end of 2032.

Major growth drivers include the rising prevalence of gout, which is linked to aging populations, obesity, dietary factors like high purine intake, as well as increasing healthcare access and awareness about effective gout management (Source: Persistence Market Research, 2022). Development of new targeted therapies and increasing investment in R&D by pharmaceutical companies is also fueling market expansion.

The market is segmented into uric acid lowering therapies (xanthine oxidase inhibitors like allopurinol, febuxostat; uricosurics), anti-inflammatory drugs (NSAIDs, colchicine, corticosteroids), and biologics/newer therapies. Xanthine oxidase inhibitors hold the largest market share as they are recommended as the first-line urate-lowering therapy for most gout patients (Source: Global Market Insights, 2023). The biologics segment, including interlukin-1 inhibitors like Ilaris (canakinumab), is expected to witness the fastest growth in the coming years for treatment of uncontrolled gout. Oral formulations dominate due to higher convenience and patient preference, while parenteral routes are used for severe cases. The market is categorized into hospital pharmacies, retail pharmacies, and online pharmacies. Hospital pharmacies currently lead the distribution. North America dominates the global gout treatment market, largely due to the high prevalence of the disease and greater access to healthcare services in the region, especially in the United States (Source: Mordor Intelligence, 2023). Europe is the second largest regional market.

Advantages of Phyto-N for Gout Treatment

Based on the animal study data provided, Phyto-N demonstrated promising therapeutic effects in treating both gouty nephritis and gouty arthritis, which could give it a competitive advantage in the gout treatment market. The studies show that Phyto-N can effectively reduce levels of inflammatory mediators like TNF-α, Caspase-1, IL-6, IL-18, IL-1β, and NLRP3 inflammasome, which play crucial roles in the inflammatory cascade associated with gout. By targeting this inflammation at the source, Phyto-N could provide a more comprehensive treatment approach. In the gouty nephritis study, Phyto-N was able to reduce serum levels of uric acid, creatinine, and BUN, as well as improve renal fibrosis and tubular damage. This suggests it can address both the hyperuricemia and the resulting kidney damage in gouty nephritis.

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Estimated Market Value of Phyto-N and Company

Based on the previous market analysis, the global gout treatment market is projected to reach $5.4 billion by 2032 (assuming 8.6% annual growth from 2023). If Phyto-N were to capture 10% of this market by 2032, its potential revenue would be $0.54 billion. If the gross profit margin is 40%, which is typical for biotech companies, the earnings (net profit) would be $0.22 billion. Assuming a Price to Earnings (P/E) ratio of 30, which is typical for biotech companies, the estimated market value of the company would be: Market Value = Potential earnings x P/E Ratio = $0.22 billion x 30 = $6.6 billion. Therefore, if Phyto-N were to capture 10% of this market by 2032 and the company operates with a gross profit margin of 40% and a P/E ratio of 30, the estimated market value of the company could reach approximately $6.6 billion. While this valuation is based on assumptions of market growth, market share, and P/E ratio, it provides an indication of the significant market value that Phyto-N could achieve if it successfully enters the gout treatment market as a safe, effective, and comprehensive therapy targeting the underlying inflammation and hyperuricemia. If Phyto-N successfully achieves 30% market penetration, the market value of the company could reach approximately $20 billion. However, it is important to note that this potential can only be realized if Phyto-N demonstrates similar efficacy and safety in human clinical trials and overcomes regulatory hurdles for approval as a gout treatment.

Challenges:

Key challenges include: conducting comprehensive clinical trials to demonstrate the safety and efficacy of Phyto-N in human patients with gout would be crucial for regulatory approvals and market acceptance; establishing large-scale manufacturing, supply chain, and distribution capabilities for a herbal product may pose challenges compared to conventional pharmaceuticals; and educating healthcare providers and patients about the benefits of Phyto-N over existing treatments would be necessary for market adoption.

Market analysis for acne treatments and the potential of Phyto-N

Acne is a common skin condition that occurs when hair follicles become clogged with oil and dead skin cells. This often results in the formation of whiteheads, blackheads, or pimples. Acne typically appears on areas of the skin that have the most oil glands, such as the face, forehead, chest, upper back, and shoulders. It is most prevalent among teenagers due to hormonal changes that increase oil production but can affect individuals of all ages (Knowledge Sourcing Intelligence LLP).

The primary causes of acne include the overproduction of oil (sebum) by sebaceous glands, the accumulation of dead skin cells in hair follicles, and the presence of the bacterium Propionibacterium acnes. These factors contribute to the blockage and inflammation of hair follicles, leading to the visible symptoms of acne. Hormonal changes, stress, certain medications, and diet can also influence acne severity (Knowledge Sourcing Intelligence LLP). Acne treatment is crucial for several reasons. Firstly, treating acne can prevent scarring. Severe acne, particularly cystic acne, can leave permanent scars if not managed properly. Early and effective treatment reduces this risk. Secondly, acne can cause significant physical discomfort, including pain and itching, especially when the lesions are deep or widespread. Addressing acne effectively can alleviate these symptoms and improve overall skin health. Moreover, acne can have a profound psychological impact. The visible nature of acne can lead to decreased self-esteem and confidence, social withdrawal, and even depression or anxiety. Effective treatment can improve a person’s appearance, which in turn can enhance their emotional well-being and quality of life. Additionally, untreated acne can worsen over time, potentially spreading and becoming more severe. Timely treatment helps control and reduce the severity of acne outbreaks, preventing them from escalating (Knowledge Sourcing Intelligence LLP).

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The global acne treatment market is a well-established and growing market, driven by the high prevalence of acne across various age groups, particularly among adolescents and young adults. Acne is a common skin condition that affects millions of people worldwide, leading to a consistent demand for effective treatments. The global acne treatment market is experiencing robust growth, projected to expand from approximately USD 9.7 billion in 2022 to USD 16.2 billion by 2032, with a compound annual growth rate (CAGR) of around 5.4% (Market.US). This expansion is driven by technological advancements, increasing awareness about acne treatment options, and a growing trend towards natural and organic products (Custom Market Insights).

The market is segmented into various product types including retinoids, antibiotics, isotretinoin, and others such as hormonal agents and anti-inflammatory medications. Retinoids are particularly notable for their efficacy in treating acne and are expected to see significant growth due to increasing dermatological endorsements. Antibiotics are often prescribed in combination with other treatments to reduce inflammation and bacterial growth, while isotretinoin remains a powerful option for severe acne cases. The market also includes hormonal agents and anti-inflammatory medications, which contribute to comprehensive acne treatment plans (Knowledge Sourcing Intelligence LLP). The market can also be segmented by acne severity, which includes mild, moderate, and severe acne. Distribution channels for acne treatments include retail pharmacies, online pharmacies, and hospitals & clinics.

Acne treatments are administered in two main ways: topically and orally. Topical treatments (retinoids, antibiotics, benzoyl peroxide, salicylic acid, etc.) include creams, gels, and lotions applied directly to the skin, which are favored for their ease of use and minimal systemic effects. Oral treatments (antibiotics, isotretinoin, hormonal therapies), including pills and capsules, are used when topical treatments are insufficient, often for more severe cases and include antibiotics and hormonal treatments (PBI Insights).

Several factors are driving the growth of the acne treatment market. Technological advancements, such as innovations in laser therapy and light-based treatments, are enhancing the market landscape. Dermatologist recommendations play a significant role in the adoption of treatments. Social media platforms and influencers significantly impact consumer choices by promoting and reviewing various products. Additionally, the trend towards natural and organic products is influencing market offerings (Custom Market Insights).

Regionally, North America holds the largest market share, driven by high product availability and early adoption of new treatments, with the United States being the primary contributor within this region. Europe is the second-largest market, with substantial contributions from countries like Germany, France, and the UK, where increased awareness and promotional efforts are key drivers. The Asia-Pacific region is expected to grow at the highest CAGR, fueled by rising disposable incomes, improved healthcare infrastructure, and greater awareness of skincare. Latin America and the Middle East & Africa regions show moderate growth, with increasing healthcare investments and expanding product availability (Market Data Forecast).

Despite the robust growth, the market faces several challenges. Patient adherence to treatment regimens can be inconsistent, impacting the effectiveness of treatments. Potential adverse effects, especially with oral medications, can deter usage. Moreover, the overuse of antibiotic treatments can lead to resistance, complicating treatment protocols (Market Data Forecast).

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The acne treatment market is highly competitive, with major players such as Pfizer, Inc., GlaxoSmithKline plc, Johnson & Johnson, L’Oréal S.A., AbbVie Inc., F. Hoffmann-La Roche Ltd, Bausch Health Companies Inc., Sun Pharmaceutical Industries Ltd., Mylan N.V., and Mayne Pharma Group Limited. These companies are continuously investing in research and development to introduce innovative and effective products, contributing to the market’s dynamic nature (Market Data Forecast).

In conclusion, the acne treatment market is expected to witness steady growth in the coming years, driven by increasing awareness, rising disposable income, and the availability of advanced treatment options. Market players should focus on developing innovative and personalized treatments, expanding their distribution networks, and addressing the challenges associated with side effects and antibiotic resistance to capitalize on the growing market opportunities.

Estimated Market Value of Phyto-N and Company for Acne Treatment

Based on the market analysis, the global acne treatment market is projected to reach USD 16.2 billion by 2032, with a compound annual growth rate (CAGR) of around 5.4%. If Phyto-N successfully achieves 5% market penetration in the acne treatment market by 2032 and the company operates with a gross profit margin of 40% and a P/E ratio of 30, the estimated market value of the company could reach approximately $9.72 billion.

It’s crucial to consider that this valuation is based on several assumptions, including the projected market growth, the 5% market share for Phyto-N, and the P/E ratio of 30. The actual market value may vary depending on factors such as the company’s profitability, growth prospects, competition, and investor sentiment. If Phyto-N can enhance its market penetration and successfully secure a 30% share of the market, the company’s potential market value could increase significantly to approximately $58.32 billion. Nevertheless, this estimation provides a rough indication of the potential market value that could be achieved if Phyto-N becomes a successful and widely adopted acne treatment globally.

Overall, Phyto-N in treating acne has significant market potential, especially with the growing trend towards natural and organic products. With the raised funding, the necessary clinical and regulatory hurdles can be overcome. The herbal compound’s unique mechanism of action and reported therapeutic advantages could make it a compelling alternative to current acne treatments and drive substantial value for the company.

Our Growth Strategy

We will leverage our expertise in botanical medicine to identify and develop novel drug candidates derived from herbal extracts and their active ingredients. Botanical drugs offer several advantages, including a well-established safety profile, the potential for multi-target mechanisms of action, and a rich source of bioactive compounds. By focusing on botanical drug development, we can differentiate ourselves in the pharmaceutical industry and capitalize on the growing demand for natural and safe treatment options. In addition to our focus on developing Phyto-N as a botanical drug, we are actively engaged in identifying and isolating the active chemical compounds responsible for its therapeutic effects. Our research team has made significant progress in this area, and we are excited about the potential of these compounds to serve as the basis for the development of novel small molecule drugs with enhanced efficacy and targeted mechanisms of action.

By conducting comprehensive preclinical studies and well-designed clinical trials, we aim to evaluate Phyto-N’s safety and efficacy in various indications and gather the necessary evidence to support its approval as a botanical drug by the U.S. Food and Drug Administration (FDA). The Company’s initial focus will be on advancing Phyto-N into clinical trials for this debilitating condition with significant unmet medical needs. We plan to submit an Investigational New Drug (IND) application for ulcerative colitis as the first indication in July 2025. In parallel, Curanex intends to initiate additional Phase II trials in other high-value indications such as atopic dermatitis, COVID-19, gout, diabetes, NAFLD, and acne, leveraging Phyto-N’s broad therapeutic potential and de-risked development path. By pursuing a multiple indication strategy, Curanex aims to maximize the value of Phyto-N and build a robust pipeline of botanical drug candidates targeting inflammatory diseases. The successful completion of these clinical trials would position Phyto-N as a potential first-in-class botanical drug for multiple inflammatory indications, addressing significant unmet medical needs and providing patients with a safe, effective, and transformative treatment option.

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Our Competitive Strengths

Our leadership team comprises seasoned industry veterans with a proven track record of success in bringing innovative therapies to market with deep expertise in drug discovery, development, and commercialization. Our board and advisors include leading experts in inflammatory diseases, botanical medicine, and US regulatory strategy, ensuring that we have the knowledge and network to successfully navigate the clinical development and approval process. We have also attracted top talent in the areas of botanical medicine, inflammatory diseases, and regulatory affairs, ensuring that we have the knowledge and skills necessary to navigate the complex process of drug development and approval. We believe that our unique approach, combining the power of nature with rigorous scientific research and development, sets us apart in the pharmaceutical industry and positions us for long-term success.

We are planning to collaborate with leading academic institutions, research organizations, and contract research organizations (CROs) to advance our understanding of the underlying mechanisms of inflammatory diseases and identify novel therapeutic targets. These partnerships will provide access to cutting-edge technologies, expertise, and resources that complement our internal R&D capabilities. For example, Duraviva in the past collaborated with researchers at Rutgers University, which have been instrumental in validating Phyto-N’s therapeutic potential in animal models of inflammatory diseases. These research and development animal studies and reports were assigned and transferred to the Company by Duraviva pursuant to the Asset Purchase Agreement. We will partner with experienced contract manufacturing organizations (CMOs) that have a proven track record of producing high-quality, GMP-compliant botanical drug substances and drug products. These partnerships will ensure the reliable and efficient production of our therapeutics at various stages of development and commercialization.

We will work with renowned clinical research organizations and clinical trial sites to design, conduct, and monitor our clinical trials. These collaborations help us efficiently execute our clinical development plans, ensure data quality and integrity, and meet regulatory requirements.

Technological Achievements

Within the last five years, our founders made strides in combining the efficacy of phytomedicines and their potent active ingredients with unmet needs in the market for various therapeutic areas. They have mastered key technologies for extracting, isolating, chemically synthesizing, and structurally modifying active ingredients in phytomedicines. They are actively working to ensure that our processes for extracting phytomedicine, formulation, and quality control will meet FDA standards for the industrial production of botanical drugs. By leveraging their extensive technical and practical experience in innovative drug development, founders of Curanex, together with our team of executive officers, directors, and consultants, will focus on independently initiating and developing drugs with precise efficacy and significant market demand.

Intellectual Property

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. Pursuant to the Asset Purchase Agreement, on June 17, 2024, we acquired the following applications to provisions patents from Duraviva:

Below is a list of patents and patent applications assigned to us and their status:

Patent or Patent Application No.	Title and Country	Original Filing Date	Inventors	Current Owner	Date of Assignment
Provisional Application No. 63/566,747	Plant Extract Compositions and Uses Thereof For Treating Autoimmune Diseases; USA	March 18, 2024	Jun Liu; Ning Zhang; Chang Liu	Curanex Pharmaceuticals Inc	June 17, 2024(1) (previously was assigned to Duraviva on March 20, 2024)

Provisional Application No. 63/566,749	Plant Extract Compositions and Uses Thereof For Treating Metabolic Diseases; USA	March 18, 2024	Jun Liu; Ning Zhang; Chang Liu	Curanex Pharmaceuticals Inc	June 17, 2024(1) (previously was assigned to Duraviva on March 20, 2024)

Provisional Application No.63/631,786	Plant Extract Compositions and Uses Thereof For Treating Or Preventing Viral Infections; USA	March 18, 2024	Jun Liu; Chang Liu	Curanex Pharmaceuticals Inc	June 17, 2024(1) (previously was assigned to Duraviva on March 20, 2024)

Provisional Application No. 63/566,754	Plant Extract Compositions and Uses Thereof For Treating Acne	March 18, 2024	Jun Liu; Ning Zhang; Chang Liu	Curanex Pharmaceuticals Inc	June 17, 2024(1) (previously was assigned to Duraviva on March 20, 2024)

(1) The Notices of the provisional patent applications were submitted with the United States Patent and Trademark Office (“USPTO”) on June 6, 2024.

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Duraviva also transferred to the Company 8 research and development animal studies and reports, including the right to use the studies for further R&D, clinical & commercial purposes, for:

1, Ulcerative Colitis

2.Atopic Dermatitis

3.Nonalcoholic fatty liver disease prevention

4.Nonalcoholic fatty liver disease treatment

5.Diabetes

6. COVID-19 prevention and treatment

7.Gouty nephritis

8. Gouty arthritis

Our Business Plan

Our business plan and strategy are centered on developing innovative botanical drugs, with a focus on Phyto-N as our lead candidate, for the treatment of inflammatory diseases.

Preclinical and Clinical Validation: Our lead product candidate, Phyto-N, has undergone extensive preclinical testing in animal models of six inflammatory diseases: ulcerative colitis, atopic dermatitis, gout, diabetes, nonalcoholic fatty liver disease (“NAFLD”) and COVID-19. We have conducted the following preclinical studies:

1) Pharmaceutical experiments to characterize the active ingredients, formulation, and stability of Phyto-N;

2) Animal pharmacology studies to demonstrate efficacy in relevant disease models;

3) Safety pharmacology and toxicology studies, including single-dose and repeated-dose toxicity tests,

4) Preliminary pharmacokinetic and ADME (absorption, distribution, metabolism, excretion) studies.

These studies, conducted at renowned institutions such as Rutgers University, have consistently shown that Phyto-N exhibits potent therapeutic effects without any significant toxicity or side effects at the intended therapeutic doses. Additionally, Phyto-N has a long history of human use in China, where it has been used as a herbal medicine by traditional Chinese medicine practitioners to treat thousands of patients over the past 30 years. The favorable safety profile observed in both animal studies and human clinical experiences is a key differentiating factor for Phyto-N, as many existing drugs for our target indications are associated with significant adverse effects that limit their use and patient adherence.

Regulatory Progress: Curanex is committed to advancing Phyto-N towards clinical development in the United States and has made significant strides in this direction. We are actively preparing to engage with the FDA to discuss our development plans and seek guidance on the regulatory path forward.

Building on this strong preclinical foundation, we are currently focused on completing the necessary IND-enabling studies to support our planned clinical trials. These include:

●	GLP (Good Laboratory Practice) toxicology studies to further assess the safety of Phyto-N
●	Pharmacokinetic studies to characterize the absorption, distribution, metabolism, and excretion of Phyto-N in human-relevant animal models
●	GMP (Good Manufacturing Practice) production of clinical trial material
●	Stability testing and analytical method validation
●	Finalization of clinical trial protocols and regulatory documentation

By leveraging our in-house expertise and strategic partnerships with leading CROs and CMOs, we are well-positioned to complete these IND-enabling activities in a timely and efficient manner. We have a clear roadmap to IND submission and are on track to initiate Phase I trials for our lead indications, starting with ulcerative colitis in 2025. As we progress towards clinical development, we will continue to invest in translational research to further elucidate the mechanisms of action, biomarkers, and patient stratification strategies for Phyto-N. These efforts will support our precision medicine approach and help us optimize the design and execution of our clinical trials to maximize the chances of success.

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Our Revenue Model

We anticipate that Curanex’s revenue streams will primarily derive from the commercialization of our botanical drug products:

1) Product Sales: upon regulatory approval, we expect to generate revenue through the sale of our drug products to healthcare providers, specialty pharmacies, and distributors. Our pricing strategy will be based on the value our therapies provide to patients, the healthcare system, and society, taking into account factors such as clinical efficacy, safety, and pharmacoeconomic benefits.

2) Collaborations and Licensing: we are planning to enter into strategic collaborations and licensing agreements with other pharmaceutical companies to co-develop, co-promote, or out-license our drug candidates. These agreements can provide upfront payments, milestone payments, and royalties on future product sales, diversifying our revenue streams and mitigating development risk.

3) Research Grants and Contracts: we actively pursue non-dilutive funding opportunities, such as research grants and contracts from government agencies, foundations, and other organizations. These funds support our early-stage research and help us validate our therapeutic concepts and generate proof-of-concept data.

Commercialization

Commercialization of a drug requires approval from the regulatory body of each country in which the drug is to be marketed. Successful commercialization requires high quality marketing campaigns and distribution arrangements in order to gain market share as fast as possible. Global pharmaceutical companies have large and professional marketing and distribution functions that regularly introduce new drugs throughout the world. For that reason, we are likely to choose to seek a strategic partnership in any or all territories in which Phyto-N is to be marketed. Decisions on both the appropriate territories in which regulatory approval will be sought and the nature of commercialization in those territories will be made by the board of directors at the appropriate time and with due regard to maximizing the commercial benefit to us.

Research and Development (FDA Related Application)

The objective of our research and development program is the generation of data sufficient to achieve regulatory approval of Phyto-N in one or more dosage forms in major markets such as the United States, and/or to allow us to enter into a commercial relationship with another party. The data is generated by our clinical trial programs. The key aspects of this program are to provide more complete characterization of the following:

Moderate to Severe Ulcerative Colitis

Ulcerative colitis, a chronic inflammatory bowel disease (IBD) affecting the colon and rectum, is characterized by abdominal pain, diarrhea, rectal bleeding, and urgency. Current treatments, such as aminosalicylates, corticosteroids, immunomodulators, and biologic therapies, often fail to provide adequate symptom control and may cause significant adverse effects, highlighting the need for novel and safe therapeutic options. Phyto-N, a botanical drug derived from a single plant extract, offers a promising alternative for patients with moderate to severe ulcerative colitis, with the potential to induce remission, maintain long-term symptom control, and improve quality of life.

Phyto-N’s unique mechanism of action sets it apart from existing therapies for ulcerative colitis. Unlike monoclonal antibody drugs, such as Lebrikizumab, which selectively target specific cytokines (e.g., IL-6, IL-1β, and IL-18), Phyto-N modulates multiple inflammatory pathways simultaneously. This multi-target approach results in a more comprehensive therapeutic effect, reducing levels of pro-inflammatory cytokines in diseased tissues while minimizing the risk of side effects commonly associated with targeted biologics, such as opportunistic infections, injection site reactions, and malignancies.

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Human Application Case

A remarkable example of Phyto-N’s efficacy in ulcerative colitis is the case of 69-year-old Ms. Li, who had suffered from severe ulcerative colitis for over 20 years, experiencing frequent flares and inadequate response to conventional treatments. Her symptoms included debilitating abdominal pain, bloody diarrhea, anemia, and fatigue, significantly impacting her quality of life. In January 2023, Ms. Li began taking Phyto-N orally, and within one week, she noticed improvements in her condition. After three months of consistent use, Ms. Li achieved complete clinical remission, with resolution of abdominal pain, normalization of bowel movements, and no further rectal bleeding or pus. Additionally, her anemia resolved, she regained lost weight, and her overall strength and vitality improved. Remarkably, Ms. Li remained symptom-free for 12 months after discontinuing Phyto-N, suggesting the potential for long-term remission and a reduced risk of relapse.

Animal Experiment Research

Preclinical studies in animal models of ulcerative colitis provide further evidence of Phyto-N’s therapeutic potential. In a well-established model using 8-week-old male C57BL/6 mice with dextran sulfate sodium (DSS)-induced colitis, oral administration of Phyto-N (3.3g/kg/d) for 10 days significantly reduced disease severity compared to control groups receiving either mesalazine (100mg/kg/d, positive control) or physiological saline. Phyto-N-treated mice exhibited decreased weight loss, improved colon morphology, and increased colon length, indicating a reduction in inflammation and tissue damage. The Disease Activity Index (DAI), a composite score encompassing weight loss, stool consistency, and rectal bleeding, was significantly lower in the Phyto-N group by day 14 of treatment and continued to improve until the end of the study, demonstrating rapid and sustained efficacy.

Figure 1. Pharmacological Effects of Phyto-N on Moderate to Severe Ulcerative Colitis

Note: (A) Effect on DSS-induced colonic length in mice; (B) Gross observation of colon morphology in mice; (C) Line graph of DAI scores in mice; (D) Line graph of body weight changes in mice. The result is represented by x̅±S. * indicates P<0.05; ** indicates P<0.01.

Histopathological analyses of colon tissues revealed that Phyto-N treatment markedly reduced inflammatory cell infiltration, preserved mucosal architecture, and increased goblet cell count compared to control groups. These findings indicate Phyto-N’s ability to alleviate inflammation, promote tissue repair, and maintain intestinal barrier integrity, which are essential for achieving and sustaining remission in ulcerative colitis.

Figure 2. Pharmacological Effects of Phyto-N on Moderate to Severe Ulcerative Colitis

Note: Observations of H&E stained sections of mouse colon tissue (H&E,200×).

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To elucidate the molecular mechanisms underlying Phyto-N’s anti-inflammatory effects, further experiments were conducted focusing on key pathways involved in the pathogenesis of ulcerative colitis. The results showed that after administration of Phyto-N, the protein expression of IL-6, TNF-α, IL-1β, IL-18 in the colon tissues of mice with ulcerative colitis decreased, and the levels of IL-6, TNF-α, IL-1β, IL-18 in the serum decreased, as well as the gene expression of NLRP3, NF-κB, Caspase-1, GSDMD in the colon tissues of mice. These findings suggest that Phyto-N exerts its therapeutic effects by inhibiting the activation of NF-κB and the NLRP3 inflammasome, thereby reducing the production and secretion of pro-inflammatory mediators and preventing pyroptosis, a highly inflammatory form of programmed cell death.

Figure 3. Pharmacological Effects of Phyto-N on Moderate to Severe Ulcerative Colitis

Note: (A) Immunohistochemical findings of mice colon tissue (IHC,400×); (B) Statistics of positive area of IL-6, TNF-α, IL-1β and IL-18 in colonic tissues of mice in each group; (C) Comparison of serum IL-6, TNF-α, IL-1β and IL-18 levels in mice; (D) NLRP3, NF-κB, Caspase1, GSDMD mRNA expression levels in mice. The result is represented by x̅±S. * indicates P<0.05; ** indicates P<0.01.

By targeting multiple inflammatory pathways simultaneously, Phyto-N offers a novel and potentially more effective approach to the treatment of moderate to severe ulcerative colitis. The ability to modulate both upstream regulators (e.g., NF-κB) and downstream effectors (e.g., IL-6, TNF-α) of the inflammatory response may contribute to Phyto-N’s superior efficacy compared to existing therapies that target single cytokines or pathways.

In conclusion, the compelling clinical observations and preclinical data demonstrating Phyto-N’s efficacy in inducing remission, maintaining long-term symptom control, and modulating key inflammatory pathways in ulcerative colitis highlight its potential as a groundbreaking botanical drug for the treatment of this debilitating condition. The favorable safety profile and multi-target mechanism of action of Phyto-N may address the limitations of current therapies and provide a much-needed alternative for patients with moderate to severe ulcerative colitis. As Curanex advances Phyto-N through rigorous clinical development, we remain committed to bringing this innovative therapy to patients worldwide and revolutionizing the management of inflammatory bowel diseases. With its unique blend of natural origin, proven efficacy, and potential for long-term disease modification, Phyto-N represents a new era in the treatment of ulcerative colitis and a significant step forward in improving the lives of patients affected by this chronic and burdensome condition.

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Figure 4. Mechanism of Phyto-N Treatment for Severe Ulcerative Colitis

Note: Phyto-N can enter the cells and reduce the transcription of downstream nuclear inflammatory factors (IL-6, TNF-α, etc.) induced by the activation of NF-κB, reduce the formation of NLRP3-ASC-procaspase-1 inflammasomes, thereby inhibiting a series of reactions such as the generation of Caspase-1 leading to the splicing of pro-IL-1β and pro-IL-18 by GSDMD, reducing the levels of extracellular inflammatory factors IL-6, TNF-α, IL-1β, and IL-18, as well as cell pyroptosis, exerting a therapeutic effect on ulcerative colitis.

Atopic Dermatitis

Atopic dermatitis, a chronic inflammatory skin disorder, affects millions of people worldwide, causing significant discomfort and impacting quality of life. Current treatment options, such as topical corticosteroids, calcineurin inhibitors, and systemic immunosuppressants, often provide inadequate disease control and may lead to adverse effects. Dupilumab (Dupixent), the first targeted biologic therapy approved for moderate to severe atopic dermatitis, has shown promise by inhibiting the signaling of IL-4 and IL-13 through blockade of the IL-4 receptor α (IL-4Rα) chain. However, despite its efficacy, Dupilumab is associated with adverse events such as ocular diseases, erythema, and an increased risk of cutaneous T-cell lymphoma, likely due to its single-target approach and the saturation of IL-4Rα.

Phyto-N, a botanical drug derived from a single plant extract, offers a novel and potentially superior alternative for the treatment of atopic dermatitis. Unlike Dupilumab, Phyto-N’s multi-target mechanism of action allows it to simultaneously modulate multiple inflammatory pathways without the limitations of receptor saturation and the associated toxicities. By targeting key inflammatory mediators and reducing TNF-α levels in skin tissue, Phyto-N achieves significant anti-inflammatory effects while minimizing the risk of adverse events.

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Preclinical studies in animal models of atopic dermatitis have provided compelling evidence of Phyto-N’s therapeutic potential. In a study using 6-8-week-old male BALB/c mice with DNCB-induced acute atopic dermatitis, oral administration of Phyto-N (3.3g/kg/d) for 21 days significantly improved skin appearance, reduced skin lesion scores, and promoted overall health compared to control groups receiving either dexamethasone (0.585mg/kg/d) or physiological saline. These benefits were evident as early as the 8th day of treatment and continued to improve until the end of the study period.

Further investigations revealed that Phyto-N exerts its therapeutic effects by targeting multiple aspects of atopic dermatitis pathophysiology. Histological analyses showed that Phyto-N treatment reduced skin keratinization, incomplete keratinization, and epidermal thickening in mice with acute atopic dermatitis. Additionally, Phyto-N decreased the infiltration of inflammatory cells and mast cells in the dermis while promoting the growth of adnexal structures such as hair follicles and sebaceous glands, indicating its ability to restore skin structure and function.

Importantly, Phyto-N demonstrated potent anti-inflammatory properties by significantly reducing TNF-α levels in the skin tissue of atopic dermatitis mice, suggesting its efficacy in modulating immune responses and alleviating inflammation. These findings highlight Phyto-N’s comprehensive approach to treating atopic dermatitis, targeting not only the visible symptoms but also the underlying immunological mechanisms.

The preclinical data demonstrating Phyto-N’s efficacy in improving skin appearance, reducing dermatitis scores, modulating skin keratinization, and decreasing inflammation provide strong experimental evidence to support its therapeutic potential in atopic dermatitis. As Curanex advances Phyto-N into clinical studies, we are confident that this innovative botanical drug will offer a safer and more effective treatment option for patients suffering from this debilitating condition.

Key advantages of Phyto-N in the treatment of atopic dermatitis include:

1. Multi-target mechanism of action: By modulating multiple inflammatory pathways simultaneously, Phyto-N provides a more comprehensive and balanced approach to treating atopic dermatitis compared to single-target therapies like Dupilumab.

2. Reduced risk of adverse events: Phyto-N’s botanical origin and multi-target effects minimize the risk of adverse events associated with receptor saturation and over-suppression of specific immune pathways, offering a safer treatment option for patients.

3. Significant anti-inflammatory effects: Phyto-N has demonstrated potent anti-inflammatory properties, reducing TNF-α levels and other key inflammatory mediators in skin tissue, leading to effective control of atopic dermatitis symptoms.

4. Improvement in skin structure and function: Phyto-N not only alleviates visible symptoms but also promotes the restoration of skin structure and function by reducing keratinization, epidermal thickening, and inflammatory cell infiltration while encouraging the growth of adnexal structures.

5. Rapid onset of action: Preclinical studies have shown that Phyto-N’s therapeutic effects are evident as early as the 8th day of treatment, indicating its potential for providing rapid symptom relief to patients.

In conclusion, Phyto-N represents a promising new therapeutic option for the treatment of atopic dermatitis, offering a multi-target, anti-inflammatory approach that addresses the limitations of current therapies. With its demonstrated efficacy in animal models, favorable safety profile, and potential for rapid symptom improvement, Phyto-N is poised to revolutionize the management of this chronic inflammatory skin disorder. As Curanex continues to advance Phyto-N through rigorous clinical development, we remain committed to bringing this innovative botanical drug to patients worldwide, providing hope and relief to those suffering from atopic dermatitis.

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Figure 5. Pharmacological Effects of Phyto-N on Atopic Dermatitis

Note: (A) Mice skin condition; (B) Changes in total scores of erythema, infiltration, scales, and skin lesions in mice; (C) H&E staining of mice dorsal skin tissue (H&E, 200×); (D) Epidermal thickness of mice; (E) Determination of TNF-α content in mice skin lesions. The result is represented by x̅±S. * indicates P<0.05; ** indicates P<0.01.

Virus Infection: COVID-19

The emergence of COVID-19 caused by Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2) has inflicted unprecedented damage on the global healthcare system, with over 770 million reported infections and 6.9 million deaths worldwide. While vaccines have been developed to prevent the disease, there remains a critical need for effective therapeutic agents to treat COVID-19 patients and reduce the risk of severe complications. Current treatment options primarily focus on symptomatic relief using palliative medications, which often come with side effects such as gastrointestinal reactions and leukocyte damage. Given the high infectivity, rapid spread, and diverse sequelae associated with COVID-19, preventive strategies are of paramount importance in controlling the pandemic.

Phyto-N, a novel botanical drug derived from a single plant extract, offers a promising solution for the prophylaxis and treatment of COVID-19. Unlike existing drugs that target specific symptoms, Phyto-N has demonstrated the ability to reduce viral loads in various organs and inhibit inflammation, thereby addressing the underlying mechanisms of SARS-CoV-2 infection. By targeting the virus at its source and modulating the host immune response, Phyto-N has the potential to prevent the development of severe COVID-19 and limit the spread of the virus.

The efficacy of Phyto-N as a prophylactic treatment was evaluated in a hamster model of SARS-CoV-2 infection. Animal experiments were conducted at the Biosafety level 3 facilities of Rutgers University in the United States have confirmed the favorable effects of Phyto-N treatment during SARS-CoV2 infection. Hamsters were divided into two groups, no treatment group (n=10) and Phyto-N (260 mg/ animal) pre-treatment group (oral gavage (n=10) for one week before infection). All the 20 hamsters were infected with SARS-CoV-2 (103 PFU) via intranasal inoculation with 50µL inoculum prepared in sterile 1X PBS. Five hamsters from each group were euthanized at 4 and 7-days post-infection (dpi), and tissues (lungs, liver, spleen, kidney, heart, and brain) were collected for analysis. Viral load in tissues was determined by plaque assay. Histopathological analysis was performed on tissue sections stained with hematoxylin and eosin (H&E). Immunohistochemistry and mRNA-fluorescent in situ hybridization (mRNA-FISH) were used to assess the expression of immune cells and cytokines in the lungs. Gene expression of cytokines and immune markers in various tissues was evaluated using quantitative real-time PCR (qPCR).

Reduced body weight loss: hamsters pre-treated with Phyto-N showed less body weight loss compared to untreated hamsters from day 1 to 7 post-infection. The mean body weight loss was approximately 2% in the Phyto-N pre-treated group, compared to 5% in the untreated group at 2-4 dpi.

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Lower Viral load in tissues: a significant reduction in viral load was noted in the lungs of hamsters treated with Phyto-N before infection at both 4- and 7-days post-infection (dpi) (Figure 6).

Figure 6. Viral load in the lung at 4- and 7-days post-infection (dpi). The result is represented by x̅±SE. * indicates P<0.05; ** indicates P<0.01; *** indicates P<0.005.

Viral loads were also significantly lower in the liver, kidney, spleen, heart, and brain at 4 dpi in the Phyto-N pre-treated group (Figures 6). This result suggests that pre-treatment with Phyto-N before infection may have a beneficial role on the host to control the SARS-CoV-2 dissemination and to curb the viral load in the lungs as well as the extra pulmonary organs, particularly during early phase of infection (e.g., 4dpi).

Figure 7. Viral load in the lung, liver and kidney at 4 dpi. The result is represented by x̅±SE. * indicates P<0.05; ** indicates P<0.01; *** indicates P<0.005.

Reduced histopathological changes (H&E staining): Phyto-N pre-treatment reduced inflammation, inflammatory cell infiltration, and bronchiolar epithelial hyperplasia in hamster lungs at 4 and 7 dpi (Figure 8).

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Figure 8. H&E-stained sections of the lungs from untreated and Phyto-N treated hamsters at 4 and 7 dpi.

The severity of pathologic manifestations, such as thrombotic lesions and tissue degeneration, was reduced in the liver and kidney of Phyto-N pre-treated hamsters, while a slight reduction in hemorrhagic response was observed in the brain at 4 dpi.

Modulation of immune cell infiltration (Immunohistochemistry): Increased infiltration of CD3 positive T cells and decreased infiltration of activated macrophages (IBA1 positive cells) were observed in the lungs of Phyto-N pre-treated hamsters compared to untreated infected hamsters (Figures 9 & 10), indicating a potential immunomodulatory effect of Phyto-N.

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Figure 9. Immunohistochemistry of lung with or without Phyto-N treatment

Figure 10. Immune cells in SARS-CoV-2 infected Hamster Lungs with or without Phyto-N treatment measured by immunofluorescence. The result is represented by x̅±SE. * indicates P<0.05; ** indicates P<0.01; *** indicates P<0.005.

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Regulation of cytokine and immune marker gene expression:

Phyto-N pre-treatment upregulated the expression of IFN-γ, IL-1β, TNF-α, CCL2, IL-10, and IL-4 in the lungs, spleen, liver, kidney, brain, and heart of hamsters, while decreasing the expression of IL-6, CRP, and TMPRSS in various organs, further suggesting its immune-modulatory properties.

Pre-treatment with Phyto-N before SARS-CoV-2 infection demonstrated significant protective effects in a hamster model. Pre-treatment with Phyto-N led to reduced replicative viral burden at the site of infection (lungs) and viral dissemination, as noted by reduction in viral load in extrapulmonary organs, such as liver, kidney, spleen, heart and brain. The improved viral load clearance in Phyto-N pre-treated hamster was remarkable during early stages (i.e., 4dpi) of SARS-CoV-2 infection. Therefore, it can be hypothesized that administration of Phyto-N acts as an immune-booster and prepares the host to defend the viral replication in the internal organs. The reduced viral load in organs might also have a positive association with the improvement in body weight loss in the Phyto-N pretreated hamsters, compared to untreated animals. The histopathologic analysis of internal organs of SARS-CoV-2 infected hamsters also indicated signs of immune modulation, marked by a mild to moderate level of reduction in disease severity in the Phyto-N pretreated animals, compared to the untreated animals.

Phyto-N pre-treatment reduced body weight loss, viral loads in the lungs and extrapulmonary organs, and the severity of histopathological changes in the lungs, liver, and kidney. The protective effects of Phyto-N were associated with increased infiltration of T cells, decreased infiltration of activated macrophages in the lungs, and modulation of cytokine and immune marker expression in various organs.

In conclusion, the compelling preclinical evidence demonstrates that Phyto-N is a promising prophylactic and therapeutic agent against SARS-CoV-2 infection, with the potential to reduce viral load, mitigate inflammatory responses, and prevent severe COVID-19 complications. The development of Phyto-N as a prophylactic treatment could provide a valuable tool in the fight against the COVID-19 pandemic, particularly in high-risk populations or in areas with limited access to vaccines. Further preclinical and clinical studies are warranted to evaluate the efficacy of Phyto-N in preventing and treating COVID-19 and its long-term complications, as well as its potential synergistic effects with other antiviral drugs. As Curanex advances Phyto-N through rigorous clinical development, we remain committed to bringing this innovative botanical drug to patients worldwide, offering a new layer of protection against the ongoing global health crisis.

Diabetes

Diabetes, a chronic metabolic disorder characterized by elevated blood glucose levels, affects millions of people worldwide. While current treatments, such as insulin and metformin, have been lifesaving for many patients, there remains a significant unmet need for more effective and comprehensive therapies that can address the complex pathophysiology of diabetes and its associated complications. Phyto-N, a botanical drug, has demonstrated remarkable therapeutic potential in animal studies, offering a promising alternative for the management of diabetes.

Preclinical studies in animal models of type 2 diabetes provide further evidence of Phyto-N’s therapeutic potential. In a study, a high-sugar and high-fat diet combined with low-dose intraperitoneal injection of streptozotocin (STZ) was used to induce a type 2 diabetes rat (T2DM) model. According to the groups, gastric lavage was administered continuously for 12 weeks with Phyto-N (1.8g/kg/d), the positive control drug metformin (0.2g/kg/d), or equivalent physiological saline. After administering Phyto-N, the body weight of diabetic rats increased, fasting blood glucose concentration and glycated hemoglobin (HbA1c) concentration decreased. Phyto-N also reduced fasting serum insulin concentration, with its effect superior to the first-line hypoglycemic drug metformin. Oral glucose tolerance test (OGTT) analysis showed that Phyto-N decreased the area under the curve (AUC) of OGTT curve, and the peak blood glucose level was significantly lower than that in the metformin drug group. Insulin tolerance test (ITT) analysis showed that Phyto-N decreased the AUC of ITT curve, and the blood sugar levels at all time points was significantly lower than that in the metformin drug group.

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Figure 11. Pharmacological Effects of Phyto-N on Diabetes

Note: (A) Body weight of rats; (B) Fasting blood glucose concentration of rats; (C) HbA1c concentration of rats; (D) Insulin concentration of rats; (E) OGTT curve and its AUC of rats; (F) ITT curve and its AUC of rats. The result is represented by x̅±S. * indicates P<0.05, ** indicates P<0.01.

Figure 12. Pharmacological Effects of Phyto-N on Diabetes

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Note: (A) Homeostatic model assessment for insulin resistance (HOMA-IR) and homeostatic model assessment for insulin sensitivity (HOMA-IS) of rats; (B) TG, TC, HDLC and LDLC concentration of rats; (C) Photomicrograph of the histology of pancreatic tissue (H&E, 400×), the arrow indicates pancreatic islets; (D)ALT and AST concentration of rats; (E) Photomicrograph of the histology of liver tissue (H&E, 400×), the arrow indicates fat droplets, while arrow means inflammatory cell infiltration; (F) Blood urea nitrogen (UREA) and creatinine (CREA) concentration of rats; (G) Photomicrograph of the histology of kidney tissue (H&E, 400×), the arrow indicates renal tubule basal membrane thickening, white arrow means adipose deposit. The result is represented by x̅±S. * indicates P<0.05, ** indicates P<0.01.

Additionally, Phyto-N reduced the insulin resistance index HOMA-IR and increased the insulin sensitivity index HOMA-IS of diabetic rats. Beyond its effects on glycemic control, Phyto-N demonstrated comprehensive benefits in protecting the structure and function of key organs affected by diabetes. Histological analyses revealed that Phyto-N restored pancreatic tissue morphology, improved liver tissue structure, and reduced markers of kidney dysfunction, such as UREA and CREA levels. These findings suggest that Phyto-N may have the potential to prevent or reverse diabetes-related complications, such as pancreatic beta-cell dysfunction, nonalcoholic fatty liver disease, and diabetic nephropathy.

The multi-targeted effects of Phyto-N on glycemic control, insulin sensitivity, lipid metabolism, and organ protection highlight its potential as a comprehensive therapy for diabetes. By addressing the complex interplay of metabolic and inflammatory pathways involved in the pathogenesis of diabetes, Phyto-N offers a novel and potentially more effective approach compared to current single-target therapies.

As Curanex advances Phyto-N through clinical development for the treatment of diabetes, we are confident that this innovative botanical drug will provide a safe, effective, and comprehensive solution for patients worldwide. The compelling preclinical data, demonstrating Phyto-N’s ability to achieve and maintain glycemic control, improve insulin sensitivity, protect vital organs, and potentially reverse complications, position it as a groundbreaking therapy in the field of diabetes management. With its multifaceted mechanism of action and promising safety profile, Phyto-N has the potential to revolutionize the treatment landscape for diabetes, offering hope for millions of patients seeking better long-term outcomes and quality of life. As we progress Phyto-N through rigorous clinical trials, we remain committed to developing a transformative therapy that can address the significant unmet needs in diabetes care and improve the lives of patients globally.

Prevention and Treatment of Nonalcoholic Fatty Liver Disease

Nonalcoholic fatty liver disease (NAFLD) is a chronic liver condition characterized by excessive fat accumulation in the liver, often leading to inflammation, fibrosis, and cirrhosis. Nonalcoholic fatty liver disease (NASH) is an inflammatory subtype of NAFLD, characterized by hepatic steatosis and evidence of hepatocellular injury (ballooning) and inflammation, with or without fibrosis. Despite the recent approval of Rezdiffra (resmetirom) by the US FDA in March 2024 as the first drug for the treatment of NASH, there remains a significant unmet need for safe and effective therapies that can address the underlying pathophysiology of NAFLD and prevent its progression.

Rezdiffra, a thyroid hormone receptor-β (THR-β) agonist, aims to target the impaired THR-β activity in the liver, which contributes to decreased mitochondrial function, reduced β-oxidation of fatty acids, and subsequent inflammation and fibrosis. However, Rezdiffra is associated with common side effects such as diarrhea and nausea, and its label includes a safety warning for physicians to monitor liver enzymes and liver-related adverse events. Moreover, the FDA recommends limiting the use of statins in patients receiving Rezdiffra due to potential drug interactions. Phyto-N, a botanical drug, offers a promising alternative approach to the prevention and treatment of NAFLD. Although Phyto-N does not directly activate THR-β, it possesses potent anti-inflammatory properties that significantly reduce fat accumulation and inflammation in the liver while avoiding the adverse reactions associated with single-target THR-β activation.

Preclinical studies in animal models of NAFLD validate the therapeutic potential of Phyto-N in preventing and treating this chronic liver condition.

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Nonalcoholic Fatty Liver Disease (Prevention)

In animal experiments, 40 male SPF C57BL/6 mice were treated with Gubra-Amylin NASH (GAN) feed for 22 consecutive weeks. From the 4th week onwards until the end of modeling, the Phyto-N group was administered Phyto-N (3.9g/kg/d) via gastric lavage, the Positive group was administered metformin (0.221g/kg/d) via gastric lavage, and the other groups were administered equivalent physiological saline. Insulin resistance is an important factor in the occurrence and development of NAFLD. After insulin resistance occurs, glucose in the blood is converted into triglycerides stored in the liver, which then leads to liver damage and inflammation. We first observed changes in body weight and blood sugar trends in mice and found that after Phyto-N intervention, both body weight and blood sugar decreased compared to model mice. Results from OGTT and ITT analyses suggested that Phyto-N improved glucose tolerance and insulin sensitivity in mice fed a high-fat diet. After Phyto-N intervention, the liver color of mice returned to deep red, the greasy feeling disappeared, and the weight and index of the liver decreased.

Figure 13. Preventive Effect of Phyto-N on Nonalcoholic Fatty Liver Disease

Note: (A) Body weight and blood sugar trends in mice; (B) OGTT and ITT in mice; (C) Liver appearance, liver weight and liver index of mice. The result is represented by x̅±S. * indicates P<0.05, ** indicates P<0.01.

H&E staining of the liver tissue showed a significant reduction in the number of white vacuoles in mice given Phyto-N, indicating inhibition of liver steatosis, and the volume of liver cells decreased, with occasional vesicular fat vacuoles and no inflammatory reaction observed. Oil red O staining of the liver showed that Phyto-N could reduce the number and volume of red lipid droplets accumulated in liver cells. Serum index analysis showed that Phyto-N improved blood lipid levels and liver function in mice. Inflammatory factors IL-1β, IL-6, and TNF-α in the liver were also significantly reduced by Phyto-N, indicating its effective prevention of NAFLD deterioration.

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Figure 14. Preventive Effect of Phyto-N on Nonalcoholic Fatty Liver Disease

Note: (A) Liver tissue staining slice observation (H&E, 200x), black arrow indicates fatty vacuoles, blue arrow indicates balloon-like lesions; (B) Liver tissue staining slice observation (oil red O, 200×); (C) Serum AST, ALT, ALP, TC, and TG; (D) LDL-C and HDL-C; (E) Liver TC and TG;(F) Liver inflammatory factors. The result is represented by x̅±S. * indicates P<0.05, ** indicates P<0.01.

These findings suggest that Phyto-N can effectively prevent the development and progression of NAFLD by modulating glucose and lipid metabolism, enhancing insulin sensitivity, reducing hepatic steatosis and inflammation, and improving overall liver function.

Nonalcoholic Fatty Liver Disease (Treatment)

Building on the preventive effect of Phyto-N on NAFLD, we further investigated its therapeutic effect on NAFLD. Forty male SPF C57BL/6 mice were induced with Gubra-Amylin NASH (GAN) feed for 22 consecutive weeks, and drug intervention began in the 22nd week while continuing to feed them with GAN control feed. For 12 weeks continuously, the Phyto-N group was administered Phyto-N (3.9g/kg/d) via gastric lavage, the Positive group was administered metformin (0.221g/kg/d) via gastric lavage, and the other groups were administered equivalent physiological saline. The main research results obtained are as follows: Phyto-N intervention reduced the body weight and blood sugar of NAFLD mice.

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Figure 15. Therapeutic Effect of Phyto-N on Nonalcoholic Fatty Liver Disease

Note: Body weight and blood sugar trends in mice. The result is represented by x̅±S. * indicates P<0.05, ** indicates P<0.01.

Phyto-N intervention could significantly reduce AST, ALT, and TC, improving liver damage in mice induced by a high-fat diet.

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Figure 16. Therapeutic Effect of Phyto-N on Nonalcoholic Fatty Liver Disease

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Note: (A) External appearance, weight, and index of the liver in mice; (B) Liver tissue staining slice observation (H&E, 200x), black arrow indicates fatty vacuoles; blue arrow indicates balloon-like lesions; (C) Liver tissue staining slice observation (oil red O, 200x); (D) Serum AST, ALT and TC. The result is represented by x̅±S. * indicates P<0.05, ** indicates P<0.01.

These results demonstrate that Phyto-N, in combination with a controlled diet, can effectively treat established NAFLD by reducing hepatic steatosis, improving liver function, and attenuating inflammation, even in the presence of ongoing dietary challenges. In conclusion, the compelling preclinical studies highlight the remarkable potential of Phyto-N as a safe and effective therapy for the prevention and treatment of NAFLD. By targeting multiple pathways involved in the pathogenesis of NAFLD, including glucose and lipid metabolism, insulin resistance, and inflammation, Phyto-N offers a comprehensive approach to managing this complex liver disorder.

As Curanex advances Phyto-N through clinical development, we are confident that this innovative botanical drug will provide a much-needed alternative to current NAFLD therapies, addressing the limitations of single-target approaches and offering hope to millions of patients worldwide. With its potent anti-inflammatory and hepatoprotective properties, favorable safety profile, and potential for disease modification, Phyto-N represents a paradigm shift in the management of NAFLD and its associated comorbidities.

Gout

Gout, a common form of inflammatory arthritis, is caused by the deposition of monosodium urate crystals in joints and surrounding tissues due to hyperuricemia. Current treatments for gout, such as Febuxostat, aim to reduce serum uric acid levels by inhibiting xanthine oxidase, the enzyme responsible for uric acid synthesis. However, despite its efficacy in lowering uric acid levels, Febuxostat carries a black box warning from the FDA, indicating an increased risk of cardiovascular death in gout patients. The pathogenesis of gout involves the activation of inflammatory pathways, with urate crystals triggering the secretion of key inflammatory mediators such as TNF-α, Caspase-1, IL-6, IL-18, and IL-1β at the site of inflammation. These mediators recruit neutrophils and perpetuate the inflammatory cascade, leading to the clinical manifestations of gouty arthritis and nephropathy. The NLRP3 inflammasome, a critical component of the innate immune system, plays a pivotal role in the progression of gout-related diseases.

Phyto-N, a novel botanical drug, offers a promising alternative to current gout treatments by targeting the underlying inflammatory mechanisms. Preclinical studies suggest that Phyto-N may reduce the activation of the NLRP3 inflammasome through ubiquitination modification and other pathways, thereby decreasing the secretion of downstream inflammatory factors.

Gouty Nephritis

Gouty nephritis is characterized by hyperuricemia accompanied by renal damage. Due to disturbances in purine metabolism in the body, uric acid is either overproduced or excreted insufficiently, leading to prolonged saturation of uric acid in the body. Subsequently, the deposition of urate crystals in the kidneys causes damage, leading to gouty nephritis.

Uric acid (UA), creatinine (Cr), blood urea nitrogen (BUN) are important indicators for evaluating renal function. Xanthine oxidase (XOD) and adenosine deaminase (ADA) are key enzymes in the process of uric acid production, while TNF-α, Caspase-1, IL-6, IL-18, IL-1β, and NLRP3 are important inflammatory factors in the body.

Animal experiments have revealed the good therapeutic effect of Phyto-N on gouty nephritis. 60 SPF-grade male KM mice were administered an oral suspension of adenine (100mg/kg) and potassium oxonate (500mg/kg) to induce hyperuricemia and renal damage. The animals were then divided into three groups, receiving either Phyto-N (2.6g/kg/d), the positive control drug nifedipine (5.2mg/kg/d), or physiological saline for 3 weeks via gastric lavage.

The results demonstrated that Phyto-N significantly reduced serum levels of uric acid (UA), creatinine (Cr), blood urea nitrogen (BUN), xanthine oxidase (XOD), and adenosine deaminase (ADA), which are key indicators of renal function and uric acid metabolism. Histological analyses revealed that Phyto-N treatment improved renal fibrosis, glomerular atrophy, and tubular dilatation caused by the adenine and potassium oxonate administration.

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Figure 17. Pharmacological Effects of Phyto-N on Gouty Nephritis

Note: (A) Mice kidney weight and kidney index; (B) Mice kidney tissue stained sections (H&E, ×200), the arrow indicates inflammatory factor and tubular lumen enlargement of renal tubules; (C) Mice kidney tissue stained sections (Mosson, 200x), the arrow indicates inflammatory factor and tubular lumen enlargement of renal tubules; (D) UA, Cr and BUN in mice serum; (E) uric acid and albumin content in mice urine; (F) XOD, ADA in mouse liver and SOD in mice kidney. The result is represented by x̅±S. * indicates P<0.05; ** indicates P<0.01.

Furthermore, Phyto-N increased the activity of superoxide dismutase (SOD) in the kidneys, an important antioxidant enzyme, and significantly decreased the levels of inflammatory factors TNF-α, Caspase-1, IL-6, IL-18, IL-1β, and NLRP3. These findings suggest that Phyto-N exerts its therapeutic effects by modulating oxidative stress and inflammation in gouty nephritis.

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Figure 18. Pharmacological Effects of Phyto-N on Gouty Nephritis

Note: (A) Inflammatory factors in mice kidney; (B) Expression of IL-6, IL-18, IL-1β, NLRP3 in mice kidney tissue (IHC, ×200); (C) Analysis of the expression of IL-6, IL-18, IL-1β, NLRP3 in mice kidney tissue. The result is represented by x̅±S. * indicates P<0.05; ** indicates P<0.01.

Notably, during the experiment, Phyto-N also demonstrated a positive impact on the body weight and food intake of the gouty nephritis mice, indicating its potential to improve overall health and quality of life in the context of this disease. In summary, the preclinical data provide compelling evidence that Phyto-N can significantly alleviate inflammation in gouty nephritis and effectively reverse the symptoms of this condition by targeting the underlying pathogenic mechanisms.

Gouty Arthritis

Gouty arthritis, another manifestation of gout, occurs when urate crystals deposit in the joints due to prolonged hyperuricemia, leading to intense pain, swelling, and inflammation. This condition can significantly impact patients’ mobility and quality of life. To evaluate the efficacy of Phyto-N in treating gouty arthritis, a preclinical study was conducted using SPF-grade male SD rats. The animals were divided into three groups, receiving either Phyto-N (1.8g/kg/d), the positive control drug colchicine (0.3mg/kg/d), or physiological saline via gastric lavage for 7 days. On the seventh day, gouty arthritis was induced by injecting a 0.7% acetic acid solution intraperitoneally, with the dose adjusted according to the rats’ body weight. The analgesic effect of Phyto-N was assessed by measuring the number of twists after the acetic acid injection and the activity time in an open field experiment. The results showed that Phyto-N significantly reduced pain-related behavior, demonstrating its potent analgesic properties. Moreover, following the intra-articular injection of urate crystals, rats in the Phyto-N group experienced a transient decrease in food intake and body weight, followed by a rapid rebound the next day. The rebound rate in the Phyto-N group was superior to that observed in the gouty arthritis model rats, suggesting that Phyto-N may promote recovery and mitigate the systemic effects of acute inflammation. The anti-inflammatory effects of Phyto-N were further evaluated by measuring joint swelling at various time points (2h, 4h, 6h, 8h, 10h, 12h, and 24h) after urate crystal injection. Phyto-N treatment significantly reduced joint swelling compared to the control group, indicating its rapid onset of action and efficacy in controlling local inflammation. To assess the potential side effects of Phyto-N on liver and kidney function, serum levels of uric acid, creatinine (CREA), urea, alanine aminotransferase (ALT), and aspartate aminotransferase (AST) were measured. Remarkably, all five indicators decreased following Phyto-N administration, suggesting that the drug does not exert toxic effects on the liver or kidneys.

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Figure 19. Pharmacological Effects of Phyto-N on Gouty Arthritis

Note: (A) rats twist counts; (B) Rats activity time; (C) Swelling index of rats’ ankle joints at various time points; (D) Serum biochemical results of rats. The result is represented by x̅±S. * indicates P<0.05; ** indicates P<0.01.

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In conclusion, the experimental results highlight the significant analgesic and anti-inflammatory effects of Phyto-N in gouty arthritis, without any apparent side effects on the liver or kidneys. These findings underscore the promising therapeutic potential of Phyto-N in the management of this debilitating condition. As Curanex advances Phyto-N through clinical development for the treatment of gout, we are confident that this innovative botanical drug will offer a safer and more effective alternative to current therapies. By targeting the underlying inflammatory pathways and reducing the activation of the NLRP3 inflammasome, Phyto-N has the potential to provide comprehensive relief from both gouty nephritis and arthritis, without the cardiovascular risks associated with febuxostat. The preclinical data, demonstrating Phyto-N’s ability to reduce serum uric acid levels, alleviate inflammation, improve renal function, and mitigate pain and joint swelling, provide a strong foundation for further clinical investigation. As we progress Phyto-N through rigorous clinical trials, we remain committed to developing a transformative treatment option for gout patients worldwide, addressing the significant unmet need for safe and effective therapies in this field.

Competition

The pharmaceutical industry is characterized by rapidly advancing technologies and intense competition. While we believe that our knowledge, experience, and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates for which we complete clinical development successfully and for which we receive marketing approval may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have far greater marketing and research capabilities than us, such as Regeneron/Sanofi, Pfizer, LEO Pharma, Eli Lilly, Galderma, AbbVie, and Novartis, among others (Source: Market Data Forecast, 2023). These companies are focused on developing novel biologics, expanding their product portfolios, and investing in R&D to maintain their market position.

We also face potential competition from academic institutions, government agencies and private and public research institutions, among others, which may in the future develop products to treat those diseases that we currently or, in the future, seek to treat. The current market for treatments that assist in novel therapeutics for major unmet medical needs, is highly unknown. Our commercial opportunity would be reduced significantly if our competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than our product candidates.

Regulation

The development, manufacturing, and commercialization of our botanical drug product candidates are subject to extensive regulation by authorities in the United States and other countries. In the United States, the Food and Drug Administration (FDA) is the primary regulatory agency overseeing the approval and marketing of new drugs. FDA imposes substantial requirements upon the research, development, preclinical and clinical testing, labeling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution, and export of pharmaceutical products, including biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and other laws, including in the case of biologics, the Public Health Service Act. We believe, but cannot be certain, that our products will be regulated as biologics and drugs by the FDA. The process required by the FDA before biologics or drugs may be marketed in the United States generally involves the following:

●	preclinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

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●	submission and approval of an IND, including results of preclinical tests and protocols for clinical tests, which must become effective before clinical trials may begin in the United States;

●	obtaining approval of Institutional Review Boards to administer the products to human subjects in clinical trials;

●	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

●	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

●	submission of preclinical and clinical test results, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

●	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

The results of the preclinical tests, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators, are submitted to the FDA as part of an IND, which must be approved before we may begin human clinical trials. Additionally, an independent Institutional Review Board at each clinical trial site proposing to conduct the clinical trials must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND we submit based on such tests and studies will become effective within any specific time period, if at all.

Human clinical trials are typically conducted in three sequential phases that may overlap:

●	Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. Absorption, metabolism, distribution, and excretion testing is generally performed at this stage.

●	Phase II: The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose.

●	Phase III: When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population.

Results of pre-clinical studies and trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. NDAs are used for products that are regulated as drugs, such as synthetic chemicals. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labeling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. We cannot be certain that any NDA we submit will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on our business prospects.

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Satisfaction of FDA requirements typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing, or prevent marketing altogether. Success in pre-clinical or early-stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

As a company focused on botanical drug development, we are committed to complying with all applicable laws, regulations, and guidance set forth by the FDA and other relevant regulatory bodies, although it is costly and time-consuming. We recognize that the path to approval for botanical drugs may differ from that of traditional small molecules or biologics, and we will work closely with the FDA to ensure that our development programs meet the necessary requirements for safety, efficacy, and quality. The FDA has established special provisions for botanical drugs that have a long history of safe human use, recognizing the value of real-world evidence in supporting their development. Our regulatory strategy will be tailored to the unique characteristics of our lead product candidate, Phyto-N, and the specific indications we are targeting. Key components of our regulatory approach include:

1. Engaging early and often with the FDA: We will proactively seek guidance from the FDA on the most appropriate development path for Phyto-N, including the design of preclinical studies, clinical trials, and CMC (Chemistry, Manufacturing, and Controls) requirements. By maintaining an open and transparent dialogue with the agency, we aim to minimize regulatory risks and optimize our chances of success.

2. Leveraging existing human experience: Phyto-N has a long history of human use as an herbal medicine, with thousands of patients having used it safely and effectively over the past 30 years. We will work with the FDA to determine how this real-world evidence can be incorporated into our development program to potentially streamline the path to approval.

3. Conducting rigorous preclinical and clinical studies: While Phyto-N has an established safety profile in humans, we recognize the need to generate robust scientific evidence to support its efficacy and safety in the target indications. We will conduct well-designed, adequately powered, and properly controlled studies to meet the evidentiary standards required by the FDA and other regulatory agencies.

4. Implementing cGMP compliance: We will ensure that our manufacturing processes and facilities for Phyto-N adhere to current Good Manufacturing Practices (cGMP) as required by the FDA. This includes implementing strict quality control measures, validating analytical methods, and maintaining comprehensive documentation to ensure the consistency, purity, and potency of our botanical drug product.

5. Navigating accelerated approval pathways: Where appropriate, we will explore accelerated approval pathways available for botanical drugs, such as the Fast Track and Breakthrough Therapy designations, which can expedite the development and review process for promising therapies that address serious or life-threatening conditions with high unmet medical needs.

6. Protecting intellectual property: We will build a strong patent portfolio around Phyto-N and its therapeutic uses, to ensure market exclusivity and protect our investment in research and development. We will also safeguard our proprietary knowledge and trade secrets related to the sourcing, processing, and formulation of our botanical drug product.

7. Maintaining ethical standards: Throughout our development and commercialization activities, we will adhere to the highest ethical standards and ensure the protection of patient rights, data privacy, and scientific integrity. We will conduct our clinical trials in accordance with Good Clinical Practices (GCP) and obtain proper informed consent from all participants.

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Our activities also may be subject to state laws and regulations that affect our ability to develop and sell our products. We are also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on our business prospects. In addition to complying with FDA regulations, we and our collaborative partners may be subject to varied regulations in other countries, governing clinical trials, manufacturing, product registration, approval, and pharmaceutical sales. These regulations may differ from those of the FDA, and we must obtain separate approvals from the regulatory authorities of each country prior to commencing product marketing in those countries.

The approval process and requirements vary from country to country, and the time required for approval may be longer or shorter than that required by the FDA. In some countries, regulatory authorities also establish pricing and reimbursement criteria, which can impact the commercial viability of our products.

As part of our global regulatory strategy, we will:

1. Engage with foreign regulatory agencies early in the development process to understand their specific requirements and expectations for botanical drug approval.

2. Design our clinical trials to meet the standards of both the FDA and foreign regulatory agencies, to minimize duplication of efforts and streamline the global development process.

3. Seek out experienced partners and consultants with expertise in navigating the regulatory landscapes of our target markets, to ensure compliance and maximize our chances of success.

4. Monitor evolving regulations and guidance in key markets, and adapt our strategies as needed to stay compliant and competitive.

In China, where Phyto-N has been studied extensively as an herbal medicine, we have accumulated data from hundreds to thousands of patients over many years, under the supervision of licensed traditional Chinese medicine practitioners. According to Chinese law, these practitioners can prescribe herbal medications to treat diseases based on their experience and expertise. The clinical observations demonstrate that Phyto-N has a promising safety and efficacy profile in treating various diseases. This real-world evidence, collected in compliance with Chinese regulations, provides valuable insight into the therapeutic potential of Phyto-N.

The real-world evidence collected in China provides valuable insight into the potential of Phyto-N as a therapeutic agent. These reports have inspired us to pursue the rigorous scientific research and clinical development necessary to evaluate Phyto-N’s safety and efficacy and seek FDA approval as a botanical drug. As we move forward with our global development plans, we will conduct preclinical and clinical studies under the regulations of the FDA and other relevant authorities to generate the evidence needed to support the approval of Phyto-N for specific indications. We will also work closely with these regulatory agencies to ensure that our research, manufacturing, and marketing practices comply with all relevant laws and regulations in each country where we seek to commercialize Phyto-N.

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MANAGEMENT

The following are our executive officers and directors and their respective ages and positions as of                , 2024.

Name	Age	Position
Jun Liu	60	Chief Executive Officer, President and Director
Dian Ying Jing	58	Director and Secretary
Haiyan Yang	45	Chief Financial Officer and Treasurer
Huijuan Zhong	58	Chief Science Officer
Liqin Xie	53	Chief Operating Officer
Ning Zhang	49	Chief Technology Officer
Yong Yan	52	Independent Director
Yanming Du	59	Independent Director
Xiaohui Hao	60	Independent Director

Jun Liu, 60, became our Chief Executive Officer and President in February 2024, and a member of the Board in June 2024, upon the Reincorporation. Mr. Liu has three decades of real estate development experience, having developed over a million square meters of commercial and residential properties in various cities across China. He also has over twenty years of experience in pharmaceutical investment and research, operating traditional Chinese medicine clinics and private hospitals in Hong Kong and mainland China. In the pharmaceutical sector, Mr. Liu has taken leadership roles in research and development, focusing on both botanical and chemical drugs. Since 2020, he has served as the President of Duraviva, a company in which he and his immediate family own a majority of the equity and voting power, where he oversees strategic planning, business development, and overall management of the company’s operations. Since 2018, he has also offered consultancy services and served as the Manager of TCM Group Inc., another entity where he and his family hold a majority of the equity ownership and voting power, where he provides guidance on strategic initiatives, manages key client relationships, and ensures the delivery of high-quality consultancy services. Mr. Liu received his BA in 1988 from Northeast Normal University. Mr. Liu is qualified to serve on our Board due to his extensive experience in real estate development, pharmaceutical investment and research, and executive leadership roles in multiple successful ventures.

Dian Ying Jing, 58, has been our Director and Secretary since inception. From 2018 until February 2024, she also served as our Chief Executive Officer and President and from 2018 until June 2024, she served as our Treasurer, where she oversaw the Company’s financial operations, managed relationships with investors and stakeholders, and provided strategic leadership to drive the Company’s growth and development. She is the wife of the Company’s Chief Executive Officer and President, Jun Liu, and together with him and their son, Chang Liu, owns a majority of the equity ownership and the voting power of the Company. She also serves as the director of Duraviva. She provides R&D services for botanical and chemical drugs. Since 2017, she serves as President of TCM Group Inc, where she provides consultation service for herbal products. From 2013 to 2016, she served as vice president of China Aids Fund Inc (USA). Ms. Jing holds a bachelor’s degree from Northeast Normal University in 1989. Ms. Jing is qualified to serve on our Board due to her extensive experience in financial management, strategic leadership, and research and development in the pharmaceutical industry, as well as her deep understanding of the Company’s operations and stakeholder relationships.

Haiyan Yang, 45, joined the Company as the Chief Financial Officer and Treasurer in June 2024, upon the Reincorporation. She is a Certified Public Accountant and possesses over 17 years of experience in finance and business management, including strategy, finance, operations, FP&A, M&A advisory, and investor relations. Since 2018, she serves as the CFO of Apollo Program, a leading data-driven advertising technology SaaS company, where she oversees all operational, financial, and administrative functions. From 2022 to 2024, she served on the board of directors of Troika Media Group, a NASDAQ-traded company, where she provided strategic financial oversight and governance. In 2022, she founded NID Consulting Inc., a firm specializing in CFO/COO advisory services tailored to support various needs including IPO readiness, fundraising, capital structure optimization, restructuring, and strategic consulting, where she continues to offer her expertise in financial and operational management.

Ms. Yang received her BA in English and International Business in 2001; MS in Applied Statistics in 2004 and her master’s degree in accounting in 2024 from Louisiana State University. We believe that Ms. Yang’s diverse and extensive professional experience make her a valuable asset in the field of financial leadership and strategic guidance.

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Huijuan Zhong, PhD, 58, joined the Company as Chief Science Officer in June 2024, upon the Reincorporation. She possesses over 23 years of experience in the pharmaceutical industry and has knowledge and expertise in drug substances and drug product development. Since 2021, she serves as associate director of Analytical Development at Karuna Therapeutics – a Bristol Myers Squibb company, providing a wide range of risk-based analytical development, method validation and transfer, and specification setting to support clinical programs from IND Phase I to NDA. Between June 2010 and July 2021, she worked as Principal Scientist at Rhodes Pharmaceuticals, where she took a leadership role and provided her expertise in drug substance and drug product development from preclinical development through clinical studies to NDA505(b)(2) filings and commercialization.

Dr. Zhong is a member of American Association of Pharmaceutical Scientists, American Association for the Advancement of Science, American Chemical Society and Sino-American Pharmaceutical Professionals Association EC member. Dr. Zhong is a co-author of many publications in the field of pharmaceutical industry and chemistry. She possesses a Postdoctoral in Analytical Chemistry from Northeastern University (1999-2001), a PhD in 1999 in Analytical Chemistry from, the University of York, UK, an MS in Environmental Analytical Chemistry from Nanjing University, China, in 1989, and BSc in Organic Chemistry from Nanjing University, China 1986.

Liqin Xie, PhD, 53, joined the Company as the Chief Operating Officer in June 2024, upon the Reincorporation. With over 15 years of experience across big pharma (Regeneron) and startup biotech (Surrozen), Dr. Xie possesses deep expertise in drug discovery and development for multiple diseases and program leadership, and he has a strong scientific acumen with over 50 publications and 5 patents. From 2018 to 2023, Dr. Xie held the position of Principal Scientist at Surrozen Inc., where he served as the team leader of Inflammatory Bowel Disease in vivo Pharmacology group, designed and conducted Pharmacokinetic/Pharmacodynamic experiments and toxicology analysis, prepared documents for IND filing, and led a first-in-class Ulcerative Colitis drug from discovery to IND.

Dr. Xie holds an M.D. from Beijing University of Chinese Medicine, an M.S. in Medicine (with a focus on Metabolism) from the Institute of Space Medico-Engineering of China, and a Ph.D. in Biomedical Engineering from the State University of New York at Stony Brook. We believe that his diverse skill set and extensive academic and professional accomplishments will help the Company in bringing innovative technologies and managing our business operations successfully.

Ning Zhang, PhD, 49, joined the Company as the Chief Technology Officer in June 2024, upon the Reincorporation. He has extensive experience in traditional Chinese medicine that drives innovation and advancement in pharmaceutical technologies. Since 2014, Dr. Zhang has served as a Professor of Traditional Chinese Medicine at Heilongjiang University of Chinese Medicine, assuming the role of Doctoral Supervisor in 2018, where he leads research projects, supervises doctoral students, and collaborates with industry partners to translate research findings into practical applications. In his academic capacity, Professor Zhang focuses his research on the extraction and identification of active pharmaceutical ingredients, alongside enhancing pharmaceutical dosage forms and pharmacokinetics.

Dr. Zhang holds a BA degree from Shanghai Medical University in 1993; Master’s and Doctoral degrees in Biomedicine and Chinese Medicine from Heilongjiang University of Chinese Medicine in 2003 and 2006, respectively. With his extensive academic background and dedication to advancing pharmaceutical science, the Board believes that Dr. Zhang plays a crucial role in driving technological innovation and excellence at Curanex.

Yong Yan, PhD, 52, joined the Company as a member of the Board in June 2024, upon the Reincorporation. With nearly 25 years of experience in leading financial firms such as Credit Suisse, Merrill Lynch, PingAn Group, and Fosun Group, he has extensive expertise in securitization, structured products, tokenization, and fintech. Since December 2022, he has served as the CEO and Director of AlphaVest Acquisition Corp, a SPAC listed on NASDAQ, where he oversees the company’s strategic direction, identifies and evaluates potential acquisition targets, and leads the process of bringing the acquired company public. He is also the CFO and Director of BitDATA Exchange in Singapore, a regulated digital asset trading platform based on blockchain technology, since May 2020, where he manages the company’s financial operations, ensures regulatory compliance, and contributes to the development and implementation of strategic initiatives. Previously, he was a Partner at Shanghai V-Stone Capital from January 2018 to January 2023, leading venture capital and private equity investments in fintech and digital assets. His notable achievements include co-founding BitDATA Exchange and leading the first internet-based financial platform using securitization technology for Fosun Group. He holds a Ph.D. in Finance from the University of Alabama and a bachelor’s degree in economics from Fudan University. Mr. Yan is qualified to serve on our Board due to his extensive experience in finance, particularly in the areas of securitization, structured products, and digital assets, as well as his leadership roles in successful ventures and his strong academic background in finance and economics.

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Yanming Du, PhD, 59, joined the Company as a member of the Board in June 2024, upon the Reincorporation. With over 30 years of experience in medicinal and organic chemistry, Dr. Du has made significant contributions to drug discovery and development, focusing on treatments for viral infections, cancer, and neurological disorders. Since 2021, he has served as the Chief Scientific Officer of Harlingene Life Sciences, which he co-founded and where he leads the company’s research and development efforts, oversees the drug discovery pipeline, and collaborates with academic and industry partners to advance promising drug candidates. He has also been a Professor at the Baruch S. Blumberg Institute since 2010, securing multiple prestigious grants and discovering several promising drug candidates. Previously, Dr. Du worked as a Senior Scientist at Fox Chase Chemical Diversity Center, Inc., and as a Research Scientist II at Rib-X Pharmaceuticals, contributing to the development of broad-spectrum antibiotics. He holds a Ph.D. in Organic Chemistry from The University of Iowa and a B.S. in Polymer Chemistry from Jilin University. Dr. Du is qualified to serve on our Board due to his extensive expertise in medicinal and organic chemistry, his track record of successful drug discovery and development, and his leadership roles in both academic and industry settings, which provide valuable insights into the pharmaceutical industry and the Company’s research and development efforts.

Xiaohui Hao, 60, joined the Company as a member of the Board in June 2024, upon the Reincorporation. Since January 2021, he serves as the Executive Director & Co-CEO of Citychamp Watch & Jewellery Group Limited, where he oversees the group’s strategic direction, business operations, and risk management, while ensuring compliance with regulatory requirements and corporate governance standards. Since January 2021, he is serving as a member of the Risk Management Committee of the Board of Directors of Bendera Bank (the wholly owned subsidiary of Citychamp Watch & Jewellery Group Limited) to manage various risks, including management risk, operational risk and liquidity risk. From September 2020 to February 2021, he served as Vice Chairman of the Board of Directors of China Chunlai Education Group (HK1069), where he provided strategic guidance, supported the development and implementation of the company’s growth plans, and ensured effective corporate governance practices. He also served as a non-executive director and vice chairman of Chunlai Education during the same period. From February 2018 to April 2020, Mr. Hao served as Chairman of the Board of Directors and the CEO of Yuanyin International Limited, where he formulated the overall development strategy of the company and control the development risks of various business of the company. He received a bachelor’s degree from Henan University in Economics and Law in 1988; master’s degree from Xiamen University in 1999; master’s degree from University of Northumbria in 2003. He is a PhD candidate. Mr. Hao is qualified to serve on our Board due to his extensive experience in corporate leadership, strategic planning, and risk management across various industries, including banking, education, and international business, as well as his strong academic background in economics, law, and management.

Board Of Directors

Our Board consists of five (5) directors. A director is not required to hold any shares in the Company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all the powers of the Company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

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Director Independence

Our Board has reviewed the independence of our directors, applying Nasdaq independence standards. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Based on this review, the board determined that each of Yong Yan, PhD, Yanming Du, PhD, and Xiaohui Hao, is “independent” within the meaning of the Nasdaq rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that upon the effectiveness of the registration statement of which this prospectus forms a part, our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Committees of the Board

We will establish three committees under the Board immediately upon the effectiveness of our registration statement on Form S-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We plan to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                ,                and                , and will be chaired by                .                ,                ,                each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that                 qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the Board.

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Compensation Committee. Our compensation committee will consist of                ,                and                , and will be chaired by                .                ,                and                each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq. The compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the Board with respect to it;
●	reviewing the compensation of our non-employee directors and making recommendations to the Board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee will consist of                ,                and                , and will be chaired by                .                ,                and                each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;
●	reviewing annually with the board the current composition of the Board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the Board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Family Relationship

Except for our Secretary and director, Dian Ying Jing, and our Chief Executive Officer, director and President, Jun Liu, who are husband and wife, and for their son, Chang Liu, a beneficial owner of more than ten percent of the Company’s equity securities, there are no family relationships between the Company’s directors, officers, persons nominated or chosen by the issuer to become directors or officers, or beneficial owners of more than 10% of any class of the issuer’s equity securities.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, as set forth below, will also provide risk oversight in respect of its areas of concentration and report material risks to the Board for further consideration.

Director Compensation

We do not have arrangements for compensation of our directors.

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Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE COMPENSATION

For the fiscal years ended December 31, 2023 and 2022, the Company did not make any compensation to Dian Ying Jing, our President, Secretary and Treasurer, for her services as the executive officer to the Company.

Equity Awards

None.

Employment Agreements

None.

Equity Incentive Plans

None.

Board Compensation

None.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of the date of this prospectus, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of Company voting stock, (2) each of our directors, (3) each executive officer and (4) all of our current directors and executive officers as a group. Beneficial ownership of the voting stock is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days from the date of this prospectus. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest.

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them. Applicable percentage ownership in the following table is based on 40,000,000 shares of common stock issued and outstanding as of the date of this prospectus (excluding shares which may be sold upon exercise of the underwriters’ Over-allotment Option), 1,000,000 shares of Series A Preferred Stock outstanding as of the date of this prospectus and any securities that individual has the right to acquire within 60 days from the date of this prospectus. The percentage of voting power of Series A Preferred Stock in the table below is calculated based on the voting power of 1,000,0000 shares of Series A Preferred Stock outstanding as of the date of this prospectus; holders of which are entitled to 40% votes on all matters submitted to a vote of stockholders. Unless otherwise indicated, the principal address of the named directors and directors and 5% stockholders of the Company is c/o Curanex Pharmaceuticals Inc, 2 Jericho Plaza, Suite 101B, Jericho, NY 11753.

	Class of Voting Stock Beneficially Owned	Shares Beneficially Owned Prior to this Offering		% of Beneficial Ownership Prior to this Offering		% of Voting Power Prior to this Offering		Shares Beneficially Owned After this Offering	% of Voting Prior After the Offering	Shares Beneficially Owned After this Offering (Over-allotment Option)	% of Voting Power After the Offering (Over- allotment Option)
	Directors and Officers
Jun Liu, CEO, President and director	Common Stock	18,728,600	(1)	46.8	%(3)	46.8	%(3)
	Series A Preferred Stock	690,000	(4)	69%		27.6	%(4)
Dian Ying Jing, Secretary and director	Common Stock	18,728,600	(2)	46.8	%(3)	46.8	%(3)
	Series A Preferred Stock	690,000	(4)	69%		27.6	%(4)
Yanming Du, director	Common Stock	—		—		—
	Series A Preferred Stock	—		—		—
Huijuan Zhong, Chief Science Officer	Common Stock	—		—		—
	Series A Preferred Stock	—		—		—
Yong Yan, director	Common Stock	—		—		—
	Series A Preferred Stock	—		—		—
Haiyan Yang, Chief Financial Officer and Treasurer	Common Stock	—		—		—
	Series A Preferred Stock	—		—		—
Xiaohui Hao, director	Common Stock	—		—		—
	Series A Preferred Stock	—		—		—
Ning Zhang, Chief Technology Officer	Common Stock	—		—		—
	Series A Preferred Stock	—		—		—
Liqin Xie, Chief Operating Officer	Common Stock	—		—		—
	Series A Preferred Stock	—		—		—
Directors and Officers (9) as a group	Common Stock	18,728,600	(1)(2)(3)	46.8%		46.8	%(3)
	Series A Preferred Stock	690,000	(4)	69%		27.6	%(4)
	5%+ Shareholders
Chang Liu	Common Stock	13,303,700	(5)	33.3	%(5)	33.3	%(5)
	Series A Preferred Stock	310,000		31%		12.4%

(1)	Includes 11,793,600 shares of common stock Jun Liu holds directly. Also includes 5,414,000 shares of common stock beneficially owned by Jun Liu through Dian Ying Jing, his wife, who holds these shares directly, and additional 1,521,000 shares of common stock held directly by Doublewin Developer LLC, an entity in which Dian Ying Jing has sole voting and investment power. Does not include 8,116,700 shares of common stock directly held by Chang Liu, Jun Liu’s son, and 5,187,000 shares of common stock held by entities in which Chang Liu has the sole voting and investment power.

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(2)	Includes 5,414,000 shares of common stock Dian Ying Jing holds directly, 1,521,000 shares of common stock held directly by Doublewin Developer LLC, an entity in which Dian Ying Jing has sole voting and investment power, and 11,793,600 shares of common stock beneficially owned by Dian Ying Jing through her husband, Jun Liu, the Company’s President, who holds these shares directly. Does not include 8,116,700 shares of common stock held directly by Chang Liu, Jun Liu’s son, and 5,187,000 shares of common stock held by entities in which Chang Liu has the sole voting and investment power.

(3)	Jun Liu and Dian Ying Jing have shared voting and investment power over these shares of common stock.

(4)	Includes 490,000 shares of Series A Preferred Stock held directly by Jun Liu and 200,000 shares of Series A Preferred Stock held directly by Jun Liu’s wife, Dian Ying Jing. Jun Liu and Dian Ying Jing have shared voting and investment power over these shares of Series A Preferred Stock.

(5)	Includes 8,116,700 shares of common stock that Chang Liu holds directly; 3,900,000 shares of common stock directly held by Korovyev Hippo LLC and 1,287,000 shares of common stock held by Liu and Company LLC, entities in which Chang Liu has the sole voting and investment power.

Compensation of Directors

For the fiscal years ended December 31, 2023 and 2022, the Company did not make any compensation payments to its sole director, for her services as director.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2021, to which we were a party or will be a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last three completed fiscal years, and in which any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Asset Purchase Agreement

On June 17, 2024, the Company entered into the Asset Purchase Agreement with Duraviva, an entity controlled by our Chief Executive Officer, director and President, Jun Liu, and members of his immediate family, including our Secretary and director, Dian Ying Jing and their son, Chang Liu. Pursuant to the Asset Purchase Agreement, at the Closing, which occurred on the same date, Duraviva transferred and assigned to us all of its IP Assets, which, together with $730,000 consideration, constitute all or substantially all of the assets of Duraviva as of the date of the Asset Purchase Agreement. In consideration for $730,000 and the transfer and assignment of the IP Assets to the Company, the Company issued an aggregate of 39,000,000 shares of its Common Stock to shareholders of Duraviva pro-rata to their beneficial ownership in Duraviva. Among these 39,000,000 shares issued by the Company to shareholders of Duraviva, 11,793,600 shares of our common stock were issued to our President, Jun Liu; 4,914,000 shares of our Common Stock were issued to Dian Ying Jing, our director and Secretary, 1,521,000 shares of Common Stock were issued to Doublewin Developer LLC, the entity in which Dian Ying Jing has sole voting and investment power; 7,616,700 shares of our Common Stock were issued to their son, Chang Liu, and 5,187,000 shares of Common Stock were issued to the entities in which Chang Liu has sole voting and investment power.

The above summary description of related party transactions includes some of the general terms and provisions of the agreements related to such transactions. For a more detailed description of those agreements, you should refer to such agreements which are included as exhibits to the registration statement of which this prospectus forms a part.

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DESCRIPTION OF SECURITIES

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation and our bylaws.

General

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 500,000,000 shares of capital stock, consisting of 475,000,000 shares of common stock, $0.0001 par value per share, and 25,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares are designated as Series A Preferred Stock.

Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Common Stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our Common Stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our Common Stock have no subscription, redemption or conversion privileges. Our Common Stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock Generally

As of June 14, 2024, 1,000,000 shares of our preferred stock have been designated as Series A Preferred Stock, all of which are issued and outstanding as of the date of this prospectus.

Series A Preferred Stock

Ranking. The shares of Series A Preferred Stock shall rank (a) senior to any class of securities which is specifically designated as junior to the Series A Preferred Stock; (b) pari passu and on parity with the Company’s shares of Common Stock and any other class or series of preferred stock of the Company hereafter created specifically ranking, by its terms, on parity with the Series A Preferred Stock; and (c) junior to any class or series of capital stock of the Company hereafter created specifically ranking, by its terms, senior to the Series A Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Voting Rights. The shares of Series A Preferred Stock entitle the holders thereof to 40% of the voting power of the Company’s equity voting stock. The holders of Series A Preferred Stock shall have the right to cast a cumulative total of forty percent (40%) of all votes on all matters submitted to a vote of holders of the Common Stock, including the election of directors, and all other matters as required by law, with each individual holder of Series A Preferred Stock entitled to cast a proportionate share of such votes. There is no right to cumulative voting in the election of directors. The holders of Series A Preferred Stock shall vote together with all other classes and series of Common Stock as a single class on all actions to be taken by the common stockholders of the Company, except to the extent that voting as a separate class or series is required by law.

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The affirmative vote of at least a majority of the holders of the issued and outstanding Series A Preferred Stock (the “Majority Holders”) shall be necessary to:

(a) increase or decrease the par value of the shares of the Series A Preferred Stock, alter or change the powers, preferences or rights of the shares of Series A Preferred Stock or create, alter or change the powers, preferences or rights of any other capital stock of the Company if after such alteration or change such capital stock would be senior to or pari passu with Series A Preferred Stock;

(b) adversely affect the shares of Series A Preferred Stock, including in connection with a merger, recapitalization, reorganization or otherwise;

(c) enter into a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company, or voluntarily liquidate or dissolve;

(d) authorize a merger, acquisition or sale of substantially all of the assets of the Company or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Company to another state of the United States); or

(e) increase or decrease the authorized number of shares of the Company’s preferred stock or any series thereof, the number of shares of the Common Stock or any series thereof or the number of shares of any other class or series of capital stock of the Company; or

(f) any repurchase or redemption of capital stock of the Company except any repurchase or redemption at cost upon the termination of services of a service provider to the Company or the exercise by the Company of contractual rights of first refusal as applied to such capital stock.

Dividend Rights. The holders of our Series A Preferred Stock are not entitled to any dividend rights.

Conversion Rights. Not convertible.

Liquidation Rights. In the event of a merger, sale of substantially all assets or stock, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, either voluntary or involuntary, the holders of Series A Preferred Stock shall not be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of our Common Stock by reason of their ownership thereof.

Other Matters. The holders of our Series A Preferred Stock have no subscription or redemption privileges and are not subject to redemption and do not have preemptive rights. All of the outstanding shares of our Series A Preferred Stock are fully paid and non-assessable.

Additional Preferred Stock

Our Board has the authority to issue additional preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

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While we do not currently have any plans for the issuance of any additional preferred stock, the issuance of additional preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	restricting dividends on the Common Stock;
●	diluting the voting power of the Common Stock;
●	impairing the liquidation rights of the Common Stock; or
●	delaying or preventing a change in control of the Company without further action by the stockholders.

Warrants

None.

Options

None.

Equity Incentive Plans

None.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

●

the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

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A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (iii) 10% or more of the earning power or net income of the corporation and (iv) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Vstock Transfer, LLC.

Listing

We will apply to have our common stock listed on The Nasdaq Capital Market under the symbol “               ” which listing is a condition to this offering.

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SHARES ELIGIBLE FOR FUTURE SALE

There is not currently an established U.S. trading market for our Common Stock. We cannot predict the effect, if any, that market sales of shares of our Common Stock or the availability of shares of our Common Stock for sale will have on the market price of our Common Stock prevailing from time to time. Sales of substantial amounts of our Common Stock, in the public market after this Offering, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of the sale of             shares of Common Stock pursuant to this Offering, we will have             shares of Common Stock issued and outstanding. In the event the underwriters exercise the Over-allotment Option in full, we will have             shares of Common Stock issued and outstanding. The Common Stock sold in this Offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

All previously issued shares of Common Stock that were not offered and sold in this Offering are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

In general, a person who has beneficially owned restricted shares of our Common Stock for at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or

●	1% of the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale.

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Lock-Up Agreements

Our executive officers and directors and any holder of 5% or more of the outstanding shares of common stock of the Company have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Common Stock or other securities convertible into or exercisable or exchangeable for shares of our Common Stock for a period of 180 days after the effective date of the registration statement for this offering without the prior written consent of the Representative.

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UNDERWRITING

We are offering shares of our Common Stock described in this prospectus through the underwriters named below. Revere Securities LLC is acting as an exclusive financial advisor, lead or managing underwriter and/or book runner and investment banker in connection with the Offering. We have entered into an underwriting agreement with the Representative. Subject to the terms and conditions of the underwriting agreement, the Representative agreed to purchase, and we have agreed to sell to the Representative, the number of shares of Common Stock listed next to its name in the following table.

Underwriters	Number of Shares
Revere Securities LLC
Total

The underwriting agreement provides that the underwriters must buy all of the Common Stock being sold in this offering if they buy any of them. However, the underwriters are not required to take or pay for the Common Stock covered by the underwriters’ option to purchase additional Common Stock as described below.

Our Common Stock is offered subject to a number of conditions, including:

●	receipt and acceptance of our Common Stock by the underwriters; or

●	the underwriters’ right to reject orders in whole or in part.

In connection with this Offering, the Representative or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Common Stock

We have granted the Representative an option to purchase up to an additional 15% of the number of Common Stock sold in this Offering at the initial public offering price solely for the purpose of covering over-allotments. The underwriters have 45 days from the date of this prospectus to exercise this Over-allotment Option. If the underwriters exercise the Over-allotment Option, they will purchase additional Common Stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the Shares are not sold at the initial public offering price, the underwriter may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the Shares at the prices and upon the terms stated therein.

The following table shows the per Share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional Common Stock.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses to us	$	$	$

(1)	We have agreed to pay the Representative a cash fee equal to seven (7%) of the gross proceeds from the sale of the Shares in the Offering and advisory fees in connection with the Offering in the amount of $100,000. We have also agreed to reimburse the Representative for out-of-pocket reasonable expenses in connection with the performance of its services hereunder not to exceed an aggregate of $200,000 and to pay the Representative non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by the Company from the sale of the Shares in the Offering.

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Representative Warrants

We have also agreed to issue to the Representative (or its permitted assignees) warrants to purchase a number of our shares of Common Stock equal to an aggregate of two percent (2.0%) of the total number of shares of Common Stock sold in this Offering (other than the over-allotment). The Representative Warrants will have an exercise price equal to 115% of the Offering price offered to the public. The Representative Warrants are exercisable commencing six months after the effective date of the registration statement related to this Offering and will expire five (5) years after the effective date of such registration statement. We have agreed to a one-time demand registration of the Common Stock underlying the Representative Warrants at our expense and an additional demand registration at the holders’ expense for a period of five years from the effective date of the registration statement related to this offering. The Representative Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying Common Stock during the five-year period commencing from the effective date of the registration statement related to this Offering. The Representative Warrants and the Common Stock underlying the Representative Warrants, have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative Warrants or the securities underlying the Representative Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative Warrants or the underlying securities for a period of 180 days immediately following the effective date of this Offering; except that they may be transferred to any FINRA member participating in the Offering and their bona fide officers or partners, if all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The Representative Warrants will provide for adjustment in the number and price of such Representative Warrants (and the Common Stock underlying such Representative Warrants) to prevent dilution in the event of a forward or stock dividends, splits, mergers and any future stock issuance or similar recapitalization. The shares of Common Stock underlying the Representative Warrants are being registered pursuant to the registration statement related to this prospectus.

Right of First Refusal

We have agreed to grant the Representative for the twelve (12) months period following the effective date of the registration statement related to this offering, a right of first refusal, including (i) acting as lead or joint-lead manager for any underwritten public offering; (ii) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (iii) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Representative shall notify the Company of its intention to exercise the right of first refusal within 15 business days following notice in writing by the Company.

Lock-Up Agreements

We and our directors, officers any other holder(s) of 5% or more of our outstanding Common Stock as of the effective date of the registration statement of which this prospectus forms a part (and all holders of securities exercisable for or convertible into shares of Common Stock) shall enter into customary “lock-up” agreements in favor of the underwriter pursuant to which such persons and entities shall agree, for a period of 180 after the effective date of the registration statement related to this Offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Representative’s prior written consent, including the issuance of shares of Common Stock upon the exercise of currently outstanding options approved by the Representative.

We will not, without the prior written consent of the Representative, from the date of execution of the underwriting agreement and continuing for a period of 3 months from the date of closing of this Offering (the “Lock-Up Period”), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

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Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this Offering, there has not been a public market for our securities in the U.S. and the public offering price for our Common Stock will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Common Stock will trade in the public market subsequent to this offering or that an active trading market for our Common Stock will develop and continue after this offering.

Stock Exchange

We have applied to list our Common Stock on The Nasdaq Capital Market under the symbol “              .” There can be no assurance that we will be successful in listing our Common Stock on The Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this Offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Common Stock during and after this Offering, including:

●	stabilizing transactions;
●	short sales;
●	purchases to cover positions created by short sales;
●	imposition of penalty bids; or
●	syndicate covering transactions.

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Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Stock while this Offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our Common Stock, which involve the sale by the underwriters of a greater number of Common Stock than they are required to purchase in this offering and purchasing Common Stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the Over-allotment Option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchased in this Offering.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of our Common Stock. As a result of these activities, the price of our Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on The Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our Common Stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include, but are not limited to:

●	the information set forth in this prospectus and otherwise available to the underwriters;
●	our history and prospects and the history and prospects for the industry in which we compete;
●	our past and present financial performance;
●	our prospects for future earnings and the present state of our development;
●	the general condition of the securities market at the time of this offering;
●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and
●	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Common Stock or that the Common Stock will trade in the public market at or above the initial public offering price.

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Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Common Stock or the possession, circulation or distribution of this prospectus or any other material relating to us or the Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Canada. The Common Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Common Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the Common Stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Common Stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of Common Stock may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;
●

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or;

●

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

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Hong Kong. The Common Stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. Common Stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the Common Stock has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the Common Stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Common Stock, as principal, if the offer is on terms that the common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the Common Stock is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the People’s Republic of China (“PRC”) and the Common Stock may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The Common Stock is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Common Stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

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EXPERTS

Kreit and Chiu CPA LLP, an independent certified public accounting firm, audited our financial statements for the years ended December 31, 2023 and 2022. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of Kreit and Chiu CPA LLP, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Common Stock offered in this Offering and certain other legal matters as to federal and Nevada law will be passed upon for us by The Crone Law Group, P.C. Sichenzia Ross Ference Carmel LLP, is acting as counsel for the underwriters with respect to the Offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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INDEX TO FINANCIAL STATEMENTS

CURANEX PHARMACEUTICAL INC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

F-1

F-2

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Curanex Pharmaceuticals Inc

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Curanex Pharmaceuticals Inc as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Curanex Pharmaceuticals Inc as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Curanex Pharmaceuticals Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Curanex Pharmaceuticals Inc is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit and Chiu CPA LLP

We have served as Curanex Pharmaceuticals Inc’s auditor since 2024.

New York, New York

June 20, 2024

F-3

CURANEX PHARMACEUTICALS INC

BALANCE SHEETS

	As of December 31,
	2023	2022

ASSETS

Current assets
Cash	$74,366	$2,430
Inventories	-	2,987
Due from shareholders	-	3,000
Current Portion of Right-of-Use Asset	-	1,815
Total current assets	74,366	10,232

TOTAL ASSETS	74,366	10,232

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses	14,276	-
Total current liabilities	14,276	-

TOTAL LIABILITIES	14,276	-

Shareholders’ equity
Common stock, 475,000,000 shares authorized; $0.0001 par value; 1,000,000 issued and outstanding	100	100
Preferred stock, 25,000,000 shares authorized; $0.0001 par value; 1,000,000 issued and outstanding	-	-
Common stock to be issued	200,000	200,000
Additional paid-in-capital	120,933	51,877
Accumulated deficit	(260,943)	(241,745)

TOTAL SHAREHOLDERS’ EQUITY	60,090	10,232

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$74,366	$10,232

The accompanying notes are an integral part of these financial statements

F-4

CURANEX PHARMACEUTICALS INC

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2023	2022

Revenue, related party	$-	$26,000
Cost of goods sold	-	21,571
Gross profit	-	4,429

Operating expenses:
General & administrative	19,298	24,662

Loss from operations	(19,298)	(20,233)

Other income	100	-

Net Loss	$(19,198)	$(20,233)

Net loss per common share: Basic and Diluted	$(0.02)	$(0.02)

Weighted average number of common shares outstanding: Basic and Diluted	1,000,000	1,000,000

The accompanying notes are an integral part of these financial statements.

F-5

CURANEX PHARMACEUTICALS INC

CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		Preferred Stock		Common Stock	Additional
	Number of Shares	Amount	Number of Shares	Amount	to be issued	Paid in Capital	Accumulated Deficit	Total

Balance at December 31, 2021	1,000,000	$100	-	$-	$200,000	$51,877	$(221,513)	$30,464

Net loss	-	-	-	-	-	-	(20,233)	(20,233)
Balance at December 31, 2022	1,000,000	100	-	-	200,000	51,877	(241,745)	10,232

Capital contribution						69,056		69,056
Net loss							(19,198)	(19,198)
Balance at December 31, 2023	1,000,000	$100	-	$-	$200,000	$120,933	$(260,943)	$60,090

The accompanying notes are an integral part of these financial statements.

F-6

CURANEX PHARMACEUTICALS INC

STATEMENTS OF CASH FLOW

	For the Years Ended December 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(19,198)	$(20,233)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of right-of-use assets	1,815	21,158
Changes in operating assets and liabilities:
Inventories	2,987	21,571
Lease liabilities	-	(19,160)
Accrued expenses	14,276	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(120)	3,336

CASH FLOWS FROM FINANCING ACTIVITIES:

Due from shareholders	3,000	(3,000)
Capital contribution	69,056	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	72,056	(3,000)

NET INCREASE (DECREASE) IN CASH	71,936	336
CASH AT BEGINNING OF PERIOD	2,430	2,094

CASH AT END OF PERIOD	$74,366	$2,430

The accompanying notes are an integral part of these financial statements.

F-7

CURANEX PHARMACEUTICALS INC

NOTES TO FINANCIAL STATEMENTS

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Curanex Pharmaceuticals Inc. (the “Company”) was originally incorporated as Durand Damiel Health Inc. under the laws of the State of New York on June 1, 2018. The Company is headquartered in Jericho, NY, with an initial focus on research and development of health products and botanical medicines.

On November 9, 2023, the Company was rebranded as Curanex Pharmaceuticals Inc., and shifted its focus to discovering, developing, and commercializing innovative botanical drugs for treating major unmet medical needs in patients with inflammatory diseases.

On June 10, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Curanex Pharmaceuticals Inc, a newly formed Nevada corporation and its wholly owned subsidiary of the Company (the “Surviving Corporation”), pursuant to which, on the same date, we, as parent in this transaction, merged with and into the Surviving Corporation (the “Reincorporation Merger”). Upon the consummation of the Reincorporation Merger, legal existence as a New York corporation was ceased, and the Surviving Corporation continued our business as the surviving corporation in the Reincorporation Merger under the name “Curanex Pharmaceuticals Inc”.

The financial statements for the period ending December 31, 2023 reflect the impact of the Reincorporation Merger. In accordance with ASC 805 Business Combinations, the merger has been treated as a reorganization under common control. As such, the assets and liabilities have been transferred to the Surviving Corporation at their historical carrying amounts, and no gain or loss has been recognized in connection with the merger. The balance sheet now presents the Nevada corporation as the surviving entity, incorporating the combined assets and liabilities of the predecessor and the successor entities.

This merger did not result in any changes to the reported financial position or results of operations for prior periods, as the historical financial information of the Company has been carried forward to the Surviving Corporation. The impact of the merger on the financial statements is primarily legal and administrative, ensuring the continuity of the Company’s operations under the new jurisdiction without interruption. Consequently, the financial statements include all transactions and balances of both the original and the surviving entities, presented as if the merger had occurred at the beginning of the earliest period presented. This approach ensures consistency and comparability in the financial reporting of the Company’s ongoing business activities.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP).

F-8

Use of Estimates

The preparation of the financial statements requires the Company to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Company’s reported amounts of assets, liabilities, and items in net income (loss), and the related disclosure of contingent assets and liabilities, if any. Such estimates are based on various assumptions that the Company believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net loss that are not readily apparent from other sources. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant, and actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Going concern

At the end of each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. This assessment is based on assumptions derived from actual operating results, industry and market trends, and involves critical judgments regarding the Company’s short and long-term operating budgets, expected profitability, investment and financing activities, and strategic planning.

There can be no assurance that the Company will achieve its business plan, raise additional capital, or secure the necessary financing to implement its current operating plan. The Company has yet to achieve profitable operations, anticipates further losses, has negative cash flows from operating activities, and is dependent on future issuances of equity or other financings to fund ongoing operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to the reported carrying values of assets and liabilities, reported revenues and expenses, or classifications in the statements of financial position that would be necessary if the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

Management believes there is sufficient capital to meet the Company’s business obligations for at least the next twelve months, considering the expected cash flows and the Company’s cash position as of June 20, 2024. Consequently, management is confident that this financial stability will alleviate substantial doubt regarding the Company’s ability to continue as a going concern.

Cash

The Company maintains account balances with multiple financial institutions, with balances periodically exceeding the Federal Deposit Insurance Corporation (FDIC). The management monitors the cash balances in the operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in the operating accounts.

Inventories

Inventories consist of finished health supplement products that the Company sells. These inventories are valued at the lower of cost or market value. All of the Company’s inventory is comprised of finished goods.

The Company conducts regular inventory counts and adjusts its valuation based on these counts to ensure accuracy. The Company also performs periodic inventory evaluations to assess the status of its inventory, which includes estimating net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in retail prices less estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.

Leases & Right of Use Assets

The Company adopted ASC 842 Leases in 2022. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. Contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration are accounted for as leases giving rise to right-of-use assets.

F-9

At the commencement date, a right-of-use asset is measured at cost, where cost comprises: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Company; and (d) an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

A lease liability is initially measured at the present value of the unpaid lease payments. Subsequently, the Company measures a lease liability by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) re-measuring the carrying amount to reflect any reassessment or lease modifications, or to reflect revised in-substance fixed lease payments. Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated amortization and any accumulated impairment losses; and adjusted for any re-measurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term.

On January 17, 2019, the Company entered a car lease for its key employees. At the end of the lease agreement in January 2023, the car was returned to the dealership. The Company classified the lease as operating lease because the 48-month term is considerably shorter than the vehicle’s economic life. Additionally, the flexible end-of-lease options—to return the vehicle, purchase it at a pre-agreed price, or initiate a new lease—further indicate its operational nature. The adoption of ASC 842 resulted in the recognition of right-of-use assets and lease liabilities associated with the Company’s operating leases, with no significant impact on the net income or cash flows.

Basic and Diluted Net Loss per Common Share

The Company computes loss per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. During the year ended December 31, 2023, and 2022, the Company had no potential dilutive instruments and accordingly basic loss and diluted loss per share are the same.

Fair Value of Financial Instruments

ASC 820 Fair Value Measurements and Disclosures establishes a framework for all fair value measurements and expands disclosures related to fair value measurement and developments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

F-10

ASC 820 requires that assets and liabilities measured at fair value are classified and disclosed in one of the following three categories:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The carrying amounts of cash, accrued liabilities, and due to related parties’ approximate fair value because of the short-term nature of these items.

Revenue Recognition

The Company derived its revenues primarily from one distributor. Specifically, the Company initiated sales by placing a purchase order with its supplier in New York to manufacture products and ship orders to its customers in the U.S.A. The Company, through their invoicing system, contracts with its distributor to deliver its products.

In 2022, the Company adopted ASC 606, Revenue from Contracts with Customers, which guides the recognition of revenue upon the transfer of control over goods or services to the customer. Under this standard, revenue is recognized at the point when the customer obtains control of the product, typically at shipment, marking the transfer of risks and rewards of ownership. The amount recognized is the total consideration to which a company expects to be entitled in exchange for those goods or services.

To comply with ASC 606, the Company applies the following five (5) steps:

●	Identify a customer along with a corresponding contract;
●	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
●	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
●	Allocate the transaction price to the performance obligation(s) in the contract;
●	Recognize revenue when or as the Company satisfies the performance obligation(s).

According to ASC 606, indicators that control has been transferred include, but are not limited to, the customer having legal title, physical possession, or accepted significant risks and rewards of ownership of the completed asset. The Company must also have the present right to payment at the time of shipment. Under the standard, the Company identified distinct performance obligations that may arise in a single sales transaction and ensured that revenue recognition is aligned with the delivery of goods, with control typically passing to the customer upon shipment.

F-11

General and Administrative Costs

General and administrative costs include all operational expenses required to operate the Company, such as accounting, legal, bank charges, and other related expenditures.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. This standard requires the Company to use the asset and liability method, which involves making estimates and assumptions and exercising judgment regarding the carrying values of assets and liabilities. These values are subject to inherent accounting estimates, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences, and potential audits of income tax filings by tax authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when those temporary differences are expected to be recovered or settled. The impact of changes in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

When the Company incurs losses for income tax purposes, it assesses the probability of future taxable income based on budgeted forecasts. These forecasts are adjusted to account for non-taxable income and expenses and specific rules on the use of unused credits and tax losses. If the forecasts indicate that sufficient future taxable income will not be available to deduct the temporary differences, a deferred tax asset is not recognized for all deductible temporary differences.

Related Party Transactions

The Company identifies and accounts for related party transactions, disclosing them in accordance with ASC 850, Related Party Disclosures, and other relevant ASC standards. Parties are considered related to the Company if they, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include the principal owners of the Company, its management, members of the immediate families of the principal owners and management, and other parties with which the Company may engage in transactions if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Commitments and Contingencies

Certain conditions existing as of the date the financial statements are issued may result in a loss to the Company but will only be resolved by the occurrence or non-occurrence of one or more future events. Management assesses such contingent liabilities, which inherently involves judgment. In evaluating loss contingencies related to pending legal proceedings or unasserted claims that could result in such proceedings, the Company’s management considers the perceived merits of these claims and the amount of relief sought or expected to be sought.

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If it is probable that a material loss has been incurred and the amount of the liability can be reasonably estimated, the estimated liability is accrued in the Company’s financial statements. If a potential material loss contingency is either not probable but reasonably possible, or probable but cannot be estimated, the nature of the contingent liability, along with an estimate of the possible loss range, if determinable and material, is disclosed. As of December 31, 2023, and 2022, the Company has no such contingencies.

Recent Accounting Pronouncements

The Company is classified as an “emerging growth company” (EGC) under the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). This classification allows EGCs to delay adopting new or revised accounting standards issued after the enactment of the JOBS Act until these standards apply to private companies. The Company has chosen to delay the adoption of these new or revised accounting standards.

The Company is classified as a ‘smaller reporting company’ (SRC) under the Securities and Exchange Commission (SEC) regulations. This classification allows SRCs to provide scaled disclosures in their SEC filings, including reduced financial statement and executive compensation disclosure requirements. The Company has elected to take advantage of these scaled disclosure requirements to simplify its reporting processes.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance amends ASC 740 and addresses several areas including: 1) the evaluation of step-up tax basis of goodwill when there is not a business combination, 2) a policy election to not allocate taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exceptions to intra-period allocation when there is a gain in discontinued operations and a loss from continuing operations, and 6) the treatment of franchise taxes that are partially based on income. The amendments in this update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the amendment, and it did not have a material impact on the financial statements.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively, and early adoption is permitted, including adoption in an interim period. The Company does not plan to adopt this ASU earlier than the effective date, and it is not expected to have a material impact on the Company’s financial statements.

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Except as mentioned above, management does not believe that other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operations, or cash flows.

2.	Accrued Expenses

A summary of accrued expenses is as follows:

	For the Years Ended December 31,
	2023	2022

Accounting fees	$9,600	$-
Legal fees	4,076	-
Tax fees	600	-
Total Accrued Expenses	$14,276	$-

3.	Leases

The car lease the company entered in 2019 had a duration of 48 months with a required monthly lease payment of approximately $1,650. The Company adopted ASC 842 on January 1, 2022. The components of lease costs, lease term and discount rate with respect of the Company’s car lease with an initial term of more than 12 months are as the following:

Balance sheet information related to the Company’s operating leases:

	As of December 31,
	2023	2022
Right-of-use assets	-	1,815
Lease liabilities	-	-

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	For the Years Ended December 31,
	2023	2022

Weighted average remaining lease term (years)	0.00	0.08
Weighted average discount rate	6%	6%

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Operating lease expenses were $1,815 and $21,786, respectively, for the years ended December 31, 2023, and 2022. The cash lease payment for the years ended December 31, 2023, and 2022 were nil and $19,800, respectively. There are no future lease payments as of December 31, 2023.

4.	Income Taxes

Due to the Company’s net losses and the valuation allowance provided on the related deferred tax assets, there were no provisions for income taxes for the years ended December 31, 2023, and 2022.

The difference between the income tax expense of zero shown in the statements of operations and pre-tax book net loss times the federal statutory rate of 21% for the years ended December 31, 2023, and 2022, respectively, are summarized as follows:

	For the Years Ended December 31,
	2023	2022
Pre-tax book loss	$(4,032)	$(4,249)
Permanent differences:
Impairment loss	627	-
Change in valuation allowance	3,404	4,249
Total tax expense	$-	$-

Deferred income tax assets for the years ended December 31, 2023, and 2022 are as follows:

	For the Years Ended December 31,
	2023	2022
Net operating losses carry forwards	$50,767	$46,518
Others	3,404	4,249
Total deferred tax assets	54,171	50,767
Less valuation allowance	(54,171)	(50,767)
Total deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management evaluates whether it is more likely than not that some or all of these assets will not be realized. The ultimate realization of deferred tax assets depends on generating future taxable income during the periods when these temporary differences become deductible.

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has applied a full valuation allowance against its net deferred tax assets as of December 31, 2023, and 2022. The net change in the total valuation allowance between December 31, 2023, and December 31, 2022, was an increase of $3,404.

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The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2023, and 2022, the Company did not have any significant uncertain tax positions or unrecognized tax benefits. Additionally, as of December 31, 2023, and 2022, the Company has federal net operating loss carryforwards of $260,943 and $241,745, respectively, for federal tax purposes.

5.	Related Party Transactions

During the fiscal year ended December 31, 2022, the Company’s primary customer was TCM Group Inc. (“TCM”), a related party with common owners, which purchased dietary supplement products from the company for a total amount of $26,000. In 2023, in line with its expanded business focus, the Company disposed of its remaining inventory, valued at approximately $3,000, to TCM, and booked an impairment loss.

During the fiscal years ending December 31, 2023, and 2022, there were inadvertent payments made for personal expenses of shareholders amounting to $3,000 and $2,000, respectively. These amounts were fully reimbursed by the shareholders by December 2023, resulting in a zero balance in the Due from Shareholders account at the end of December 31, 2023.

6.	Shareholders’ Equity

Common Stock

The Company is authorized to issue 475,000,000 shares of common stock at $0.0001 per share. As of December 31, 2023, and 2022, the Company has issued 1,000,000 shares of common stock. Each share entitles the holder to one vote, in person or by proxy, on any matter requiring stockholder action. Holders of common stock are entitled to receive, if any, dividends or other distributions.

Preferred Stock

The Company is authorized to issue 25,000,000 shares of preferred stock at $0.0001 per share. The Company’s Board of Directors also has the authority to issue additional preferred stock in one or more classes or series.

As of December 31, 2023, and 2022, no preferred stock has been issued.

Capital Contribution

In December 2023, the Company’s shareholders contributed approximately $69,000 in cash to support its ongoing operations.

7.	Subscriptions Received – Shares to be Issued

During the year ended December 31, 2019, the company had subscriptions received of $200,000 in cash for 0.1% of total authorized common shares to be issued as soon as practicable after the successful completion of its initial public offering, subject to the Company’s compliance with all applicable laws and regulations concerning the issuance of these shares.

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8.	Subsequent Events

Subsequent events have been reviewed through the date when the financial statements were issued.

On June 17, 2024, following the completion of our Reincorporation, the Company entered into an Asset Purchase Agreement and Plan of Reorganization (the “Asset Purchase Agreement”) with Duraviva Pharma Inc. (“Duraviva”), a New York corporation. Duraviva is a related party, as our majority shareholders, including its President and members of the President’s immediate family, are also majority shareholders, officers, and directors in both entities. On the same day, we closed the transactions outlined in the Asset Purchase Agreement (the “Closing”).

At the Closing, Duraviva transferred and assigned to the Company four provisional patent applications, eight research and development animal studies and reports, and the rights to use these studies for further research and development, clinical, and commercial purposes (collectively, the “IP Assets”). In exchange for the transfer and assignment of the IP Assets and $730,000 of consideration transferred by Duraviva to the Company, which together constituted all or substantially all of Duraviva’s assets, the Company issued an aggregate of 39,000,000 shares of common stock to Duraviva’s shareholders, proportionate to their ownership in Duraviva. According to the terms of the Asset Purchase Agreement, Duraviva plans to liquidate, distribute its remaining assets as soon as reasonably possible after the Closing, and subsequently dissolve in accordance with New York state laws.

On June 14, 2024, the Company’s Board of Directors approved the issuance of 1,000,000 shares of Series A Preferred Stock (“Series A Preferred Stock”). These shares grant the holders 40% of the total voting power of the Company’s equity voting stock. Holders of the Series A Preferred Stock do not possess any rights to dividends.

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PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of the various expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
Nasdaq listing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

●	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

●	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a “derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he:

●	Is not liable under Section 78.138 of the Nevada Revised Statute for breach of his or her fiduciary duties to the corporation; or

●	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

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Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company plans to enter into an underwriting agreement in connection with this offering that provides that the underwriter is obligated, under some circumstances, to indemnify the Company’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since the Company’s inception until the date of this prospectus.

On June 1, 2018, the Company, being organized under the laws of the State of New York, issued 100 shares of common stock, no par value to Dian Ying Jing and 100 shares of common stock, no par value, to her son Chang Liu.

On June 10, 2024, upon the consummation of the Reincorporation, each of Dian Ying Jing and Chang Liu received 500,000 shares of Common Stock of the Company, as the Surviving Corporation, by virtue of merger.

On June 14, 2024, the Company issued an aggregate of 1,000,000 shares of Series A Preferred Stock, as follows: 490,000 shares were issued to Jun Liu, 200,000 shares were issued to Dian Ying Jing and 310,000 shares were issued to Chang Liu.

On June 17, 2024, the Company issued an aggregate of 39,000,000 shares of its Common Stock to the shareholders of Duraviva, pro rata to their ownership in Duraviva, in consideration for $730,000 and the transfer and assignment of the IP Assets from Duraviva to the Company.

The issuance of the capital stock listed above was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Jericho, State of New York, on ______, 2024.

CURANEX PHARMACEUTICALS INC

By:
Jun Liu
Chief Executive Officer and President (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jun Liu, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer, President and Director	___, 2024
Jun Liu	(Principal Executive Officer)

	Secretary and Director	___, 2024
Dian Ying Jing

Chief Financial Officer
Haiyan Yang	(Principal Financial and Accounting Officer)	___, 2024

Huijuan Zhong	Chief Science Officer	___, 2024

Ning Zhang	Chief Technology Officer	___, 2024

Liqin Xie	Chief Operating Officer	___, 2024

	Director	___, 2024
Yong Yan

	Director	___, 2024
Xiaohui Hao

	Director	___, 2024
Yanming Du

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EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of the Registrant in the State of New York
3.2*	Certificate of Amendment of the Registrant in the State of New York to change the name from Durand Damiel Health Inc. to Fordman Pharma Inc.
3.3*	Certificate of Amendment of the Registrant in the State of New York to change the name from Fordman Pharma Inc. to Curanex Pharmaceuticals Inc.
3.4*	Amended and Restated Articles of Incorporation of Curanex Pharmaceuticals Inc in the State of Nevada
3.5*	Certificate of Designation of Series A Preferred Stock of the Registrant in the State of Nevada
3.6*	Certificate of Merger filed with the State of New York
3.7*	Articles of Merger filed with the State of Nevada
3.8*	Bylaws of the Registrant in the State of Nevada
4.2**	Form of Representative Warrant (included in Exhibit 1.1)
5.1**	Opinion of Nevada Counsel to Registrant
10.1*	Asset Purchase Agreement and Plan of Reorganization dated June 17, 2024 by and between the Registrant and Duraviva Pharma Inc
10.2*	Agreement of Merger between Curanex Pharmaceuticals Inc., a New York corporation and Curanex Pharmaceuticals Inc, a Nevada corporation, dated June 10, 2024
10.3*	Subscription Agreement dated as of April 15, 2024, between the Registrant and the investor
23.1**	Consent of Independent Registered Public Accounting Firm
23.2**	Consent of The Crone Law Group, P.C.24.1 (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)
107**	Filing Fee Table

* Filed herewith.

** To be filed by amendment.

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